Exhibit 16.1

AMENDED S-K 1300 TECHNICAL REPORT

SUMMARY

TANBREEZ RARE EARTH PROJECT

KUJALLEQ REGION, SOUTHERN GREENLAND

Prepared for: Critical Metals Corp. NASDAQ: CRML

Effective Date: 13 April 2026

Original TRS Date: 10 March 2025

Qualified Person: Malcolm Castle, MAusIMM

Agricola Mining Consultants Pty Ltd

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Amended S-K 1300 Technical Report Summary 13 April 2026

IMPORTANT NOTICES — S-K 1300 COMPLIANCE STATEMENT

This Technical Report Summary (“TRS”) is an amendment to the TRS dated 10 March 2025 (the “2025 TRS”) filed by Critical Metals Corp. under Subpart 1300 of Regulation S-K.

This amendment is limited solely to the matters set forth in Section 9 (Data Verification) and Section 11 (Mineral Resource Estimates), as well as related disclosures. While the Mineral Resource Estimate has not changed from the 2025 TRS, this amendment includes updated disclosures based on additional drilling in 2025, re-assay data, and review by the Qualified Person.

Other sections of the 2025 TRS have been updated in this amendment, however the disclosures regarding property description, geology, infrastructure, environmental, permitting, and other modifying factors remain unchanged in all material respects and are considered current as of their original effective date.

This report does not include a Mineral Reserve Estimate and does not constitute an Initial Assessment under S-K 1300.

The Qualified Person has relied on the 2025 Technical Report Summary for all sections other than the Mineral Resource Estimate.

The Qualified Person has independently verified the data, methodology, assumptions, and conclusions of the Mineral Resource Estimate and adopts the estimate as their own for the purposes of Regulation S-K 1300.

The Qualified Person (QP), Malcolm Castle, prepared this Technical Report Summary and takes responsibility for all its sections. Regarding the Mineral Resource Estimate (Item 11), the QP reviewed and verified the tonnage assessment for the Mineral Resource Estimate prepared in 2025 and independently reviewed the methodology, data, and conclusions contained within it. The QP has reviewed the QA/QC compliant 2024-2025 drill hole data and prepared an assessment of the grade of the Mineral Resource Estimate. The QP reviewed and considered reasonable the Mineral Resource Estimate as presented herein and takes responsibility for its disclosure in accordance with S-K 1300 requirements.

Malcolm Castle is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and a Competent Person (CP(Geology)) with over 50 years of experience in mineral exploration, resource evaluation, and technical reporting for a range of commodities including rare earth elements. Mr. Castle meets the definition of a Qualified Person as set out in Subpart 1300 of Regulation S-K.

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TABLE OF CONTENTS

AMENDED S-K 1300 TECHNICAL REPORT Summary	1

IMPORTANT NOTICES — S-K 1300 COMPLIANCE STATEMENT	2

DATE AND SIGNATURE PAGE	4

1.0 EXECUTIVE SUMMARY	5

2.0 INTRODUCTION	11

3.0 PROPERTY DESCRIPTION	16

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	24

5.0 HISTORY	28

6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	30

7.0 EXPLORATION	47

8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	50

9.0 DATA VERIFICATION	53

10.0 MINERAL PROCESSING AND METALLURGICAL TESTING	57

11 MINERAL RESOURCE ESTIMATES	59

12.0 MINERAL RESERVE ESTIMATES	79

13.0 MINING METHODS	79

14.0 PROCESSING AND RECOVERY METHODS	79

15.0 INFRASTRUCTURE	79

16.0 MARKET STUDIES	79

17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	82

18.0 CAPITAL AND OPERATING COSTS	82

19.0 ECONOMICANALYSIS	82

20.0 ADJACENT PROPERTIES	82

21.0 OTHER RELEVANT DATA AND INFORMATION	85

22.0 INTERPRETATION AND CONCLUSIONS	91

23.0 RECOMMENDATIONS	92

24.0 REFERENCES	93

25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	97

Glossary of Technical Terms	98

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DATE AND SIGNATURE PAGE

Document Reference	Amended S-K 1300 Technical Report Summary 13 April 2026.docx

Distribution	Critical Metals Corp.

Agricola Mining Consultants Pty Ltd

Principal Author	Malcolm Castle

BSc Hons (Applied Geology UNSW),

GCertAppFin (Sec Inst), MAusIMM

Agricola Approval	Malcolm Castle

Effective Report Date	13 April 2026

Report Prepared by	Agricola Mining Consultants Pty Ltd

PO Box 473
SOUTH PERTH
WA 6951
ABN: 84 274 218 871
Tel: +61 (0) 412 347 511

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Amended S-K 1300 Technical Report Summary 13 April 2026

1.0 EXECUTIVE SUMMARY

●	This Technical Report Summary is an amendment to the TRS dated 10 March 2025.

●	The amendment is limited to the Mineral Resource Estimate (Section 11), which has been updated based on new data and reviewed by the Qualified Person.

●	All other sections remain unchanged and are considered current as of the original effective date.

●	This Technical Report summary was prepared by Malcolm Castle, QP, an independent consultant and principal of Agricola Mining Consultants Pty Ltd (Agricola).

Tanbreez Rare Earth Project

The Tanbreez Rare Earth Project covers an extensive mineralized kakortokite rock unit located in southern Greenland near the town of Qaqortoq. Two areas at the Fjord and Hill Deposits have been intensively drilled and mineral resource estimates have been prepared.

●	Deposit Type: Kakortokite (a layered igneous rock rich in REEs)

●	Heavy REE Content: ~27% of Total Rare Earth Oxides (TREO)

●	Ownership: Tanbreez Mining Greenland A/S

●	Uranium & Thorium: Extremely low (avoiding nuclear regulatory issues)

●	Location: Near Qaqortoq, southern Greenland

●	Project Stage: Advanced exploration / resource delineation stage; no current Initial Assessment, PFS or FS

1.1 Property Description and Ownership

The Tanbreez tenure is a Mineral Exploitation Licence, MIN 2020-54, in southern Greenland covering 18km2. The regional capital, Qaqortoq, is 20 km to the south and the regional airport of Narsarsuaq is being moved to approximately 12 km south of the Licence. The major power line which is from hydro power passes 2 km south of the Licence. The tenement has ample supply of fresh water. The Tanbreez Licence is registered in the name Tanbreez Mining Greenland A/S, a subsidiary of Rimbal Pty Ltd.

Critical Metals Corp (CRML)’s current interest in the Tanbreez Project is 42%, and European Lithium retains a 7.5% equity interest. CRML has the right to acquire the remaining 50.5% equity interest in the Tanbreez Project.

1.2 Geology and Mineralization

The Tanbreez deposit is classified as a peralkaline igneous Rare Earth Element (REE)-Zirconium (Zr) deposit, specifically hosted within the Ilímaussaq Alkaline Complex in South Greenland.

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Major intrusions of the Mesoproterozoic Gardar Province of southern West Greenland.

The Ilímaussaq complex (1160 ± 5 Ma) is one of the youngest intrusions of the Gardar Province, South Greenland. This province is the product of a two-stage rifting event (1300–1250 Ma, 1180–1140 Ma) associated with the break-up of a Supercontinent. It constitutes dyke swarms, a volcanic-sedimentary graben fills sequence (the Eriksfjord Formation) and numerous volcanic igneous centers. The Gardar magmas span a compositional range from alkali basalt to trachyte, alkali granite and strongly peralkaline nepheline syenites with local occurrences of lamprophyre and carbonatite.

The Ilímaussaq Intrusion in Greenland is the most well-known occurrence of kakortokite. Similar peralkaline layered rocks have been identified in other rare metal pegmatitic and plutonic settings. Kakortokite is particularly for rare earth element (REE) deposits, and its mineralogical composition makes it an important rock type for critical mineral exploration.

Kakortokite

Kakortokite is a layered igneous rock composed primarily of nepheline, alkali feldspar, and arfvedsonite (or other sodic amphiboles and pyroxenes). It is a distinctive rock type found in the Ilímaussaq Complex in Greenland, particularly associated with peralkaline intrusions rich in rare elements.

◦	Layered Structure: It exhibits rhythmic layering, often alternating between light (feldspar-rich) and dark (mafic mineral-rich) bands.

◦	Mineralogy: Eudialyte (a rare zirconium-bearing mineral often enriched in rare earth elements). Other components include Feldspar (mainly alkali feldspar), Nepheline (a feldspathoid mineral) and Arfvedsonite or Aegirine (iron-rich amphiboles or pyroxenes).

◦	Geological Context: Found in peralkaline intrusive complexes, such as Ilímaussaq in Greenland, where it crystallized from highly evolved, silica-undersaturated magmas.

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◦	Economic Importance: Kakortokite often contains rare metals, including zirconium, niobium, tantalum as well as rare earth elements (REEs), making it of interest for mineral exploration.

Simplified geological map of the Ilímaussaq complex.

Ilímaussaq has a rather simple structure. A border group adjacent to the Julianehåb granite consists of augite syenite, a normal syenite with no special features. Inside this envelope are the agpaitic rocks. Lowest are the kakortokites, a series of spectacularly layered rocks in which cumulus phases are arfvedsonite (alkali amphibole), eudialyte, nepheline and alkali feldspar. At the base of each layered unit is a black layer rich in arfvedsonite. Next comes a red layer rich in eudialyte and above this a white layer consisting largely of nepheline and feldspar (microcline). These layered units are variable in thickness, although 10 m might be about an average. There are 29 of them. The kakortokites contain inclusions of augite syenite and naujaite.

A marginal pegmatite zone, about 50–200 m wide, separates the kakortokite from the augite syenite. The TLK conformably grades upwards into finer-grained and strongly foliated melanocratic eudialyte-nepheline syenite known as lujavrite. The lujavrite occurs in aegirine and arfvedsonite dominated varieties, of which the latter represents the chemically most evolved rock type of the complex. The lujavrite and the kakortokite represent the fourth and final melt batch but may have been formed by several pulses of melt.

Kakortokite is the dominant host rock for mineralization at Tanbreez. It is composed of rhythmic layers of feldspar, arfvedsonite, aegirine, and eudialyte. The mineral eudialyte is the primary REE-bearing phase. Lujavrite (Secondary Host) is a darker, REE-enriched nepheline syenite that also contains eudialyte, but in a more complex mineralogical setting. The units are enriched in zirconium, niobium, and tantalum.

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The primary REE-bearing mineral is Eudialyte, the key carrier of light and heavy REEs, along with zirconium (Zr), niobium (Nb), and tantalum (Ta). Unlike monazite and bastnäsite, eudialyte has low uranium (U) and thorium (Th), making it attractive for mining. Heavy REEs include Dysprosium (Dy), Yttrium (Y), Terbium (Tb). Light REEs include Neodymium (Nd), Praseodymium (Pr), Lanthanum (La). The deposit is especially rich in HREEs, which are critical for high-tech applications.

Additional mineralization includes Zirconium (Zr), and Niobium (Nb) hosted in eudialyte and catapleiite minerals. Zirconium is an important material for nuclear reactors and ceramics. Niobium is used in superalloys and high-strength steels. Iron and Titanium are present as aegirine (iron silicate) and ilmenite (iron-titanium oxide). Unlike many REE deposits worldwide, Tanbreez has low levels of radioactive elements (U, Th), making processing easier and acceptable to government regulations.

The Kakortokite unit

◦	The Tanbreez polymetallic REE-Zr-Nb-Ta deposit is hosted in the Ilímaussaq intrusion in South Greenland. The main REE, Zr, Nb and Ta oxides are contained within the Eudialyte component of the Kakortokite unit.

◦	The exposed mineralized unit is made up of kakortokite that is characterized by rhythmically layered units of layers that are either dominated by feldspar, arfvedsonite and eudialyte, respectively. The kakortokite sequence is defined by gradual contacts to the overlying lujavrites and an unexposed (only encountered in drill cores) contact zone with numerous xenoliths to the underlying Black Madonna unit. The border zone contact to the augite syenite ring dyke is well defined and the outer part of the zone cut by pegmatoid dykes.

◦	The kakortokite unit is roughly oval with a long dimension of 5 km and a short dimension of 2.5 km within the Tanbreez tenure. The estimated area is approximately 10 square kilometers and the thickness of the layered kakortokite sequence is over 350m based on deep drilling and creek sections.

◦	The estimate is conceptual in nature. It does not indicate any certainty of hosting mineralization and is based on extensive historic and Tanbreez exploration drilling coupled with the exposures on surface and in multiple creek sections.

1.3 Status of Exploration

Mineral Resource Estimation (MRE) was completed in 2016. The work was commissioned by Rimbal Pty Ltd, a private Australian company, which did not require making a public release. A Definitive Feasibility Study was completed in 2014 and is currently being updated. A Mineral Exploitation Licence was granted for the Project in 2020 paving the way for development of the Project. Tanbreez Mining Greenland A/S (the “Company”) has continued to progress detailed studies and confirmation drilling during the last few years with its advancement towards mining.

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Assays for uranium demonstrate background levels, at 10-20 ppm. Thorium does not exceed 100 ppm. Neither appear to concentrate during processing and remain at background levels. The company believes it can sell the main co-products, arfvedsonite and feldspar, which is anticipated to offset much of the concentrate operating cost.

The Environmental Impact Assessment (EIA) and Social Impact Assessment (SIA) were presented to the government and on 8 September 2020 and Tanbreez Mining Greenland A/S exploitation license and Impact Benefit Agreement (IBA) were signed, marking the official granting of the exploitation Licence (MIN 2020-54). The signing ceremony took place on top of the Tanbreez rare earth deposit at Killavaat Alannguat, where Jens Frederik Nielsen, the Minister of Industry and Mineral Resources, Simon Simonsen, the Deputy Major of Kujalleq Municipality, and Bolette Maqe Nielsen, Chairman of the Board of Tanbreez, signed the documents.

1.4 Development and Operations

The current exploitation Licence includes the right to mine 0.5 million tonnes per year of ROM material which is the rate at which production will commence while local workers are recruited and trained. Initially this process will employ approximately 80 personnel from Qaqortoq.

1.5 Mineral Resource Estimate

Mineral Resource Statement – 100% Basis (April 2026)

TANBREEZ PROJECT	Million	TREO	ZrO2	Nb2O5	Ta2O3	HfO2	Ga2O3
	Tonnes	%	%	ppm	ppm	ppm	ppm
FJORD DEPOSIT
Indicated Resource	8.76	0.44	1.82	1,426	120	370	108
Inferred Resource	13.80	0.42	0.97	805	55	191	90

TANBREEZ HILL
Indicated Resource
Upper	3.20	0.47	1.47	1,060	64	265	114
Lower	13.46	0.31	0.97	711	42	174	98
Total	16.66	0.34	1.06	778	46	191	101
Inferred Resource
Upper	0.93	0.4	1.18	890	52	211	108
Lower	4.72	0.28	0.91	673	40	164	95
Total	5.65	0.3	0.95	709	42	172	97

The estimates for the Tanbreez Project are based on interpretations of geological data obtained from drill holes, surface and creek section mapping and sampling through the entire kakortokite sequence. Assay results from the resampling undertaken at the Hill deposit and 2025/2025 drilling assaying from the Fjord deposit are consistent with previous results.

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Agricola believes that the quoted resource categories in the resource statements are appropriate and properly take into consideration the geology and style of the mineralisation, the density, spacing and quality of the sampling data and grade variability of the mineralisation.

Attributable portion of the Mineral resource Estimate to Equity Holders

At the Effective Date:

Rimbal Pty Ltd holds a 50.5% equity interest in Tanbreez Mining Greenland A/S. Accordingly, the Mineral Resource estimates attributable to the Company represent 50.5% of the total Mineral Resource reported for the Tanbreez Project.

Critical Metals Corp holds a 42% equity interest in Tanbreez Mining Greenland A/S. Accordingly, the Mineral Resource estimates attributable to the Company represent 42% of the total Mineral Resource reported for the Tanbreez Project.

European Lithium Ltd holds a 7.5% equity interest in Tanbreez Mining Greenland A/S. Accordingly, the Mineral Resource estimates attributable to the Company represent 7.5% of the total Mineral Resource reported for the Tanbreez Project.

1.8 Permitting Requirements

Mineral Exploitation Licence (MIN 2020-54)

The permitting process for an exploitation Licence required for the initiation of mining activities involves the submission of an Environmental Impact Assessment (EIA) and a Social Impact Assessment (SIA). Both assessments require baseline studies and consultations with stakeholders with an emphasis on public hearings and reviews by the authorities. The outcome of this multi-stage process is the Impact Benefit Agreement (IBA) which forms the basis of the mining permit.

An EIA must be prepared when a company plans to exploit a mineral deposit following the routines described in the guidelines (Bureau of Minerals and Petroleum 2011). The EIA must cover the entire exploitation period from mine development before the mine starts until the closure of the mine including a subsequent monitoring period. Environmental studies must be able to predict impacts from the specific mining project and describe baseline conditions before areas are affected by construction and operations. Studies must cover some years before construction starts so that the annual and seasonal variations of environmental parameters are considered in the baseline description. The number of years needed to conduct the environmental studies will depend on the project and the site. Often 2–3 years of studies are needed in advance of the EIA report preparation.

1.9 Qualified Person’s Conclusions

Tanbreez Project in Greenland is an Advanced exploration / resource delineation stage. Mineral Resource Estimates in accordance with the S-K 1300 regulations have been undertaken for the Tanbreez Deposit. An Exploitation Licence has been granted by the Government of Greenland, and the tenement area has been subjected to extensive exploration over the last four decades. A Definitive Feasibility Study and an Environmental Impact Assessment were compiled in 2016 as required for the Exploitation Licence grant.

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The Project should be considered low risk based on the review of the available technical information and the results of feasibility studies prepared in 2014. Agricola considers the proposed development activities for the Project are reasonable and appropriate for the deposit and the development stage.

Agricola was not involved in any of the exploration conducted on the Tanbreez Project but has reviewed the exploration completed to date and the supporting documentation provided by the Company. Overall, the Qualified Person (QP) considers the data used to prepare Mineral Resource Estimates are considered accurate and representative and has been generated with industry accepted standards and procedures.

The QP considers the MRE representative of the informing data, and that the data is of sufficient quality to support the current MRE classified into the Indicated and Inferred categories.

Reasonable prospects for economic extraction have been demonstrated on the Project in 2014 during the DFS and has been upgraded to the present day, as described in the Report. Considering the current and forecast product prices, the assessment for reasonable prospects for economic extraction is, in the CP/QP’s opinion, still valid.

The current Mineral Resource Estimates may be materially impacted by any future changes in the breakeven economic cut-off value, potentially resulting from changes in mining costs, processing recoveries, or oxide prices or from changes in geological knowledge because of new exploration data. Estimations are carried out in a manner that faithfully represents the data and mitigates the likelihood of material risk in the estimate.

In undertaking this Report, Malcolm Castle has reviewed the technical inputs pertaining to the projects in an impartial, rational, realistic, and logical manner. Agricola believes that the inputs, assumptions, and overall technical assessment is in line with industry standards and meets the Reasonable Grounds Requirement. The Report is an accurate representation of the technical aspects of the Project.

The QP accepts full responsibility for the Mineral Resource Estimate as presented in this TRS.

2.0 INTRODUCTION

2.1 Terms of Reference and Purpose

This S-K 1300 Technical Report Summary (“TRS”) (the “Report”) will provide an impartial and comprehensive evaluation of the mineral assets associated with the Tanbreez Rare Earth Project (“Tanbreez”) in Southern Greenland held by TANBREEZ Mining Greenland A/S (the “Company”). Agricola Mining Consultants Pty Ltd (“Agricola”) was engaged to deliver this report,). This Report was also prepared in accordance with the S-K 1300 guidelines.

Exploration results and mineral resource estimates described in this Report are based on, and fairly represent, information and supporting documentation prepared by the QP. In undertaking this technical assessment, the technical inputs pertaining to the projects were reviewed in an impartial, rational, realistic, and logical manner. Agricola believes that the inputs, assumptions, and overall technical assessment are in line with industry standards and meet the reasonable ground requirements of the VALMIN Code 2015.

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2.2 Information on the Author

This Independent Technical Assessment Report was prepared by Malcolm Castle, principal consultant for Agricola Mining Consultants Pty Ltd. Mr. Castle holds a BSc Hons (Applied Geology UNSW) and GCertAppFin (Sec Inst,) and is a Member of the Australasian Institute of Mining and Metallurgy (M AusIMM,).

Qualifications and Relevant Experience of the Qualified Person (“QP”).

Malcolm Castle, the author of this report, is the principal consultant for Agricola Mining Consultants Pty Ltd, an independent geological consultancy.

Education:

He is an appropriately qualified geologist and has the necessary technical and securities qualifications, expertise, competence, and experience appropriate to the subject matter of the report. He studied Applied Geology with the University of New South Wales in 1965 and was awarded a B.Sc. (Hons) degree and then studied at the Securities Institute of Australia with a Graduate Certificate in Applied Finance and Investment in 2004.

Years of Experience:

Malcolm Castle has over 50 years’ experience in exploration geology, property assessment and valuation as an exploration geologist. He established a consulting company and specialized in exploration management, technical audit, due diligence and property valuation at all stages of development.

He has been working in exploration geology and property evaluation for major companies for 20 years and as an independent consultant for 40 years. He has worked with gold, base metals, iron ore, lithium and rare earths and been part of the team for project discovery through to feasibility study for FMG in Australia and the Rawas Project in Indonesia as well as technical audits in many countries.

He is the Principal Consultant for Agricola Mining Consultants Pty Ltd, an independent geological consultancy established 40 years ago and has completed numerous Independent Technical Assessment Reports and Independent Valuation Reports over the last two decades as part of his consulting business based in Western Australia.

Relevant Experience:

Malcolm Castle has worked as an exploration geologist in many countries and states of Australia and has prepared technical assessment reports for various companies with mineral assets in those areas over the last 30 years. He is familiar with the progress of exploration and mine development to the present day.

He is a founding member of the Fortescue Metals Group (FMG) and assisted in the preparation of the Definitive Feasibility Studies and the expansion planning from 2003 to 2010 that covered the startup of the company to the early years of production, working in the mining division.

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He has compiled Independent Valuation Reports incorporating desktop scoping studies on the Tanbreez Project on several occasions since 2011, including a due diligence report for CRML in 2024.

Professional Registration:

He is a current Member of the Australasian Institute of Mining and Metallurgy since 1964. (MAusIMM). He is a Competent Person under the JORC Code 2012 guidelines.

A ‘Competent Person’ is a minerals industry professional who is a Member of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists. These organizations have enforceable disciplinary processes including the powers to suspend or expel a member. A Competent Person must have a minimum of five years relevant experience in the style of mineralisation or type of deposit under consideration and in the activity which that person is undertaking. If the Competent Person is preparing documentation on Exploration Results, the relevant experience must be in exploration.

Competent Persons Statement – JORC Code:

The information in this Report that relates to Exploration Results and Mineral Resource Estimates of the Company is based on, and fairly represents, information and supporting documentation reviewed by Malcolm Castle, who is a Member of the Australasian Institute of Mining and Metallurgy. Mr. Castle has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration and to the activity, which he is undertaking to qualify as a Competent Person as defined under the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Castle is not an employee of the Company and is the independent principal consultant for Agricola. Mr. Castle consents to the inclusion in this report of the matters based on the information and supporting documentation in the form and context in which they appear.

Independence and Consent

Malcolm Castle, the report’s author, and Agricola have no material interest in the company or its mineral properties. Agricola’s relationship with the Company is solely one of professional association between client and independent consultant. Agricola and its employees have no conflict of interest with the Company or Critical Metals Corp.

Agricola consents to the inclusion of this independent technical assessment report in the form and context set out in the agreement with the company. Agricola provides its consent with the understanding that the assessment expressed in the individual sections of this report will be considered with, and not independently of, the information set out in full.

Agricola Mining Consultants Pty Ltd has not withdrawn this consent prior to the lodgment of the Report containing this Independent Technical Assessment Report.

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2.3 Principal Sources of Information and Reliance on Other Experts

This review of the Tanbreez Project is based on information provided by the company, as well as technical reports made by consultants, government agencies, and previous tenants, and other relevant published and unpublished data available up to and including the date of the report. Agricola has tried to make sure that the technical data used to create this TSR is real, correct, and complete.

Tenement status

Agricola is not qualified to provide extensive commentary on the legal aspects of the tenure of the mineral properties or their compliance with the legislative environment and permits in the various jurisdictions. In relation to the tenement standing, Agricola has relied on the information publicly available on this basis, Agricola has confirmed the tenements comprising the Tanbreez Project in government records including the Grant Document and understands that the tenements are in good standing and has confirmed this with the Company. Agricola understands that there are no legal, regulatory, statutory or contractual impediments to the Company entering the tenements and carrying out development activities

Sources of Information

In respect of the information contained in this report, Agricola has relied on:

●	Information and reports prepared by the Company and Critical Metals Corp.

●	Publicly available information from the Greenland Geological Survey.

●	Academic and technical papers in publicly available journals and other sources.

Site Visits

Malcolm Castle on behalf of Agricola visited the Tanbreez project in July 2025 and reviewed the surface geological setting, the drilling being carried out by TMG, the sampling techniques and the QA/QC procedures.

Exploration results

●	The exploration results are based on information and supporting documents that were compiled by the company and JV Partner for and on behalf of TMG and reviewed by Agricola. They are a fair reflection of the available data. Exploration results are not presented in a way that unreasonably implies the discovery of potentially economic mineralization.

●	When exploration results show mineralization but aren’t labelled as an exploration target or a mineral resource, mineralization estimates of tonnes and average grade have not been given. The presentation of exploration results does not indicate the presence of coherent mineralization that could serve as an exploration target.

●	The report quotes the downhole widths from historic drill holes but does not report the true widths of mineralization. The report includes an appropriate qualification. Mineralized widths shown are downhole distances. The estimated true width is unclear due to the early nature of the drilling and geological complexity. The weighted average of the aggregate intercepts is found by adding up the lengths of all the samples and dividing that number by the total length. First, multiply all values in the intercept by their corresponding length to calculate the weighted average. Then, add up the resulting products and divide by the sum of the lengths.

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●	Some types of information, like isolated assays, isolated drill holes, assays of panned concentrates, supergene-enriched soils, or surface samples, have not been shared without being put in context. When exploration results based on rock chip or grab sampling are reported, the location, total number, and assay results for the sampling have been included where possible to ensure samples are not selectively reported. If the visual results are quoted in the absence of assays, they do not include any reference to the grade or economic potential of the possible mineralization. We take character samples, which are isolated samples, to identify the minerals present and assess the sample’s quality. They do not represent the average grade of a mass of material.

Cautionary Note Regarding Forward Looking Statements

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on assumptions that could differ in the future and cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons. Statements are based on information available as of the date of this Report, and expectations, forecasts and assumptions as of that date and involve several judgments, risks and uncertainties.

The Company plans to undertake additional drilling and technical studies with the objective of supporting a future Mineral Resource estimate. There is no certainty that such work will result in the delineation of a Mineral Resource.

2.4 Personal Inspection Summary

Malcolm Castle, the author of this report has visited the Tanbreez Project in July 2025 and inspected the surface exposures, drilling techniques, sample preparation and dispatch and QA/QC procedures. He has prepared valuation reports for the Tanbreez Project over the last fourteen years (2010 – 2024) and is familiar with the details of the project and exploration progress to the present day.

o	31 August 2010 - Independent Valuation Report on the Tanbreez Project in Greenland

o	4 March 2011 - Independent Valuation Report on the Tanbreez Project in Greenland

o	28 October 2015 - Independent Valuation Report on the Tanbreez Project in Greenland

o	7 February 2022 - Independent Valuation Report on the Tanbreez Project in Greenland,

o	26 March 2023 - Independent Valuation Report on the Tanbreez Project in Greenland, effective Date 26 March 2023

o	20 August 2024 - Independent Technical Assessment and Due Diligence Report on the Tanbreez Tenement Min 2020-54 In Southern Greenland Held by Rimbal Pty Ltd

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2.5 Previously Filed Technical Report Summary Reports

A S-K 1300 Technical Report Summary was prepared in March 2025 and was filed by Critical Metals Corp with the SEC on the Tanbreez Project.

3.0 PROPERTY DESCRIPTION

3.1 Property Location

The Tanbreez license, MIN 2020-54 is in southern Greenland. The regional capital, Qaqortoq, is 20 km to the south and the regional airport of Narsarsuaq is being moved to approximately 12 km south of the Licence. The major power line which is from hydro power passes 2 km south of the Licence. The tenement has ample supply of fresh water.

Qaqortoq is the capital of the Kujalleq municipality in southern Greenland, located near Cape Thorvaldsen. it is the most populous town in southern Greenland with a population of approximately3,500, and the fourth or fifth-largest town in Greenland. Qaqortoq Heliport operates year-round, linking Qaqortoq with Narsarsuaq Airport (a distance of 60km) and, indirectly, with the rest of Greenland and Europe. Feasibility assessments were underway regarding building a landing strip for fixed-wing aircraft.

Given the proximity of the Tanbreez rare earth deposit to Qaqortoq, the new airport could enhance logistics and transportation for mining operations, offering more efficient routes for personnel and equipment.

Location of the Tanbreez Project

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Aerial view of the town of Qaqortoq in southern Greenland

3.2 Mineral Rights

The present status of the tenements in Greenland is based on a review of the official grant document signed on 19 August 2020 by the Government of Greenland, Ministry of Mineral Resources. This Report has been prepared on the assumption that the tenements are lawfully accessible for evaluation.

The regional capital, Qaqortoq, is 20 km to the south and the regional airport of Narsarsuaq is being moved to approximately 12 km south of the Licence. The major power line which is from hydro power passes 2 km south of the Licence. The tenement has ample supply of fresh water.

The landscape at Tanbreez is characterized by relatively high and steep mountains and the long narrow Kangerluarsuk Fjord. The proposed port and most infrastructures will be located near the head of the fjord close to the outlet of Lakseelv, the largest river in the area. Outflow from the proposed tailings pond (Fostersø) will flow through Laksetværelv to Lakseelv. The ground is rich in minerals, which could lead to natural high levels of many metals in the soil, sediment, and water.

The Lakseelv River has a large population of fish (Arctic char) while Laksetværelv and Fostersø Lake are without fish stocks. Tanbreez is almost devoid of vegetation above 50-100m elevation while dwarf heath vegetation occurs along the shore of the fjord and lower parts of Lakseelv River. Wildlife is limited to two terrestrial mammal species (a fox and a hare) and small numbers of marine mammals (seals and whales). The birdlife is limited to a few common and widespread species of South Greenland. No sea bird colonies are found along the fjord. A few species occurring in the study area are listed on the Greenland Red list of threatened species, most notably White-tailed eagle. However, no nesting sites of the eagle are known from the project area.

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In 2001 the exploration license for the Tanbreez area was taken up by Rimbal Pty. Ltd. Exploration at Tanbreez was initiated in 2007 though the subsidiary Westrip as the TANBREEZ Project. In 2010 the TANBREEZ Mining Greenland A/S, a subsidiary of Rimbal, based in Nuuk was formed.

The Tanbreez Project is situated on the southeast side of the Kangerluarsuk Fjord near the head of the fjord. The fjord is mostly steep sided and surrounded by mountains rising to 700-1,000 m with the Killavaat mountain to the east rising to 1,200 m.

Mineral Licence
Licence Code	MIN 2020-54
Registered Holder	Tanbreez Mining Greenland A/S
Licence Type	Mining Exploitation Licence (MIN)
Licence Status	Active Licence
Official Area	18 square kilometers
Grant Dat	8-Sep-20
Expiry Date	7-Sep-50

The total land holding for the Tanbreez Project is 18 square kilometers.

Location of Tanbreez Tenement MIN 2020-54

On 13 August 2020, the Government of Greenland approved an application for an exploitation permit for an area of 18 km2 located at Tanbreez in South Greenland to TANBREEZ Mining Greenland A/S (MIN 2020-54). Tanbreez has been granted an exploitation permit valid for a period of 30 years. The exploitation permit gives Tanbreez the right to exploit elements found in the eudialyte mineral.

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The status of the tenements has been verified by Agricola by reference to the Document of Grant and the list of Exploration Licenses in Greenland published on the Government website. The tenements are in good standing at the date of this Report as represented by the Company.

The Tanbreez tenement area MIN 2020-54.

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3.3 Description of Property Rights

The legislation for the mineral industry in Greenland

In the following some relevant information related to the licensing and permitting procedures for the mining industry in Greenland are summarized. It should be noted that more detailed information is published on the relevant internet portal of the Government of Greenland (www.govmin.gl) which is continuously updated.

The main principles for the administration of mineral resource activities are laid out in the Greenland Parliament Act no. 7 of December 7, 2009, on Mineral Resources and Mineral Resource Activities (the Mineral Resources Act). This was a result of the increased autonomy under the Act on Greenland Self-Government from 21 June 2009, when the Danish/Greenlandic relations regarding mineral resource activities in Greenland changed and the Government of Greenland took over the responsibility for the mineral resources. The latest changes to these rules and regulations have been enacted in 2014.

Following the recent amendment to the Mineral Resources Act, there are now three main authorities involved with the legal foundation and regulations for minerals and hydrocarbons in Greenland. These are the Mineral Licence and Safety Authority (MLSA), the Ministry of Mineral Resources (MMR), and the Environment Agency for the Mineral Resources Activities (EAMRA).

The MLSA is the one-door authority. Licensees and other parties covered by the Mineral Resources Act communicate with the MLSA and receive all notifications, documents, and decisions from the MLSA. It is the overall administrative authority for licenses and mineral resource activities and is the authority for safety matters including supervision and inspections.

The MMR is responsible for the overall strategy concerning mineral and energy resources, policies on the same subjects, legal issues, marketing of mineral and energy resources in Greenland, and socio-economic issues related to mineral and energy resource activities, such as SIA, IBA, and royalty schemes.

The EAMRA is the administrative authority for environmental matters relating to mineral resources activities, including protecting the environment and nature, environmental liability and EIA. The EAMRA is an agency under the Ministry of Nature, Environment and Justice.

Licensing and permitting procedures.

Mineral exploration licenses (MEL)

Applications for mineral exploration licenses are submitted to the MLSA and handled according to the procedures defined in the Mineral Resource Act. In general, one Licence area may consist of up to 5 subareas, but the distance between any two subareas must not exceed 40 square kilometers. Licenses are granted for 5 years with the option for renewal. The licensee is obligated to commit yearly exploration expenses regarding the Licence area.

In addition to traditional licenses, a small-scale Licence can be granted to citizens living in Greenland. Claims of up to 1 km2 can be held by individuals and activities are subject to certain restrictions. This Licence type is typically granted to private collectors of gemstones.

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Mineral exploitation licenses (MIN)

The permitting process for an exploitation Licence required for the initiation of mining activities involves the submission of an Environmental Impact Assessment (EIA) and a Social Impact Assessment (SIA). Both assessments require baseline studies and consultations with stakeholders with an emphasis on public hearings and reviews by the authorities. The outcome of this multi-stage process is the Impact Benefit Agreement (IBA) which forms the basis of the mining permit. The relevant rules and regulations are outlined at:

www.govmin.gl/minerals/terms-rules-laws-guidelines.

An EIA must be prepared when a company plans to exploit a mineral deposit following the routines described in the guidelines (Bureau of Minerals and Petroleum 2011). The EIA must cover the entire exploitation period from mine development before the mine starts until the closure of the mine including a subsequent monitoring period. Environmental studies must be able to predict impacts from the specific mining project and describe baseline conditions before areas are affected by construction and operations. Studies must cover some years before construction starts so that the annual and seasonal variations of environmental parameters are considered in the baseline description. The number of years needed to conduct the environmental studies will depend on the project and the site. Often 2–3 years of studies are needed in advance of the EIA report preparation.

Administration of the Mineral Sector 2020-2024

In Greenland, mineral resource activities are divided into three phases: prospecting, exploration and exploitation. To carry out these mineral resource activities, you need a Licence from the Government of Greenland. The Mineral Licence and Safety Authority is responsible for processing applications for prospecting and exploration licenses (and applications for approval of field activities).

When a holder of an exploration Licence wishes to apply for a Licence to exploit mineral resource deposits, the licensee must provide an environmental impact assessment (EIA) together with the application and, where a project is deemed to have a material impact on social conditions, also a social impact assessment (SIA).

Mineral resource activity will inevitably have an impact on the environment. Environmental laws in the mineral resources sector are to ensure that all activities are carried out with due respect for the environment, nature and the climate, and therefore, there are requirements for an EIA report and ongoing monitoring of the mineral resource activities. The Environmental Agency for Mineral Resource Activities (EAMRA) under the Ministry of Nature and Environment is responsible for the environmental aspects of mineral resource activities and has prepared a separate strategic memorandum for the environmental aspects of mineral resources, which will be made available at www.govmin.gl.

One of the purposes of the SIA is to describe what Greenland can expect to gain from a given project in terms of jobs, taxes and royalties, new business opportunities for subcontractors, etc. Terms must be specified in the exploitation Licence on the extent to which a licensee is required to enter and fulfil a social sustainability agreement and other socio-economic matters, a so-called Impact Benefit Agreement (IBA). The IBA is an agreement between the licensee, one or more local authorities and the Government of Greenland, providing specific requirements for the use of local workers etc.

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Before initiating construction and exploitation activities, the Government of Greenland must approve an exploitation and closure plan including, among other things, security for clean-up obligations. In addition, the activities must be carried out in accordance with activity approvals.

Ban on Uranium Mining

On December 2, 2021, a law prohibiting preliminary investigation, exploration, and exploitation of uranium entered into force in Greenland on the day following its promulgation. The new law bans mining only for uranium; the mining of other minerals is still allowed.

The new law provides that the preliminary investigation, exploration, and exploitation of uranium is prohibited unless they are directed at something other than uranium and the average uranium content of the total resource is below 100 ppm by weight. The Greenlandic government may also lay down rules that specify that the mining prohibition may apply to radioactive elements other than uranium. Such rules may cover permissible limit values and the restriction and revocation of permits for the preliminary study, exploration, or utilization of the radioactive elements in question.

The law also provides that the government may impose fines for violations of section 1 and that companies (“legal persons”) may be held criminally liable in accordance with Chapter 5 of the Greenlandic Criminal Code.

It is noted that the uranium content of the mineral resource estimates at the Tanbreez deposit is below 100 ppm.

3.4 Royalty Payments

The royalty elements are differentiated for the various types of minerals, and the main terms for royalties are:

●	a licensee exploiting minerals, other than rare earth elements, uranium and gemstones, shall pay a sales royalty of 2.5 per cent of the value of minerals (on certain terms, corporate income tax and corporate dividend tax may be offset against sales royalties).

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●	a licensee exploiting rare earth elements shall pay a sales royalty of 5 per cent of the value of the elements (on certain terms, corporate income tax and corporate dividend tax may be offset against sales royalties).

3.5 Encumbrances to the Property

Qaqortukulooq (Hvalsey): Contains 11 Norse and 2 Thule sites, including the best preserved Norse ruin in Greenland and the site of the last recorded mention of Europeans in Greenland in 1408 Hvalsey Viking Church ruins are situated approximately 11km south of the proposed mine. The church was the main cathedral for Greenland, and it is thought that the first church on this site was built in the 11th century by Thorkell Farserk, a relative of Eric the Red.

Hvalsey Viking Church Ruins

The church and its surroundings have been designated a world heritage site. Around this the local community, the central government in cooperation with the Company have put up a buffer zone. The buffer zone recommended and accepted by all parties is the top of the rugged range with south flowing creeks in the heritage and buffer zone, and the north flowing creeks in the mining area. They are separated by rugged ranges which reach a height of approximately 1,000m, effectively isolating the UNESCO site from the mineral resource areas.

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The UNESCO World Heritage Area covers the southeast corner of the Tanbreez Tenement. It does not cover the kakortokite outcrop.

3.6 Other Factors and Risks Affecting Access

No other factors have been identified that affect access to the site.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1 Topography and Land Description

Physiography

The kakortokite unit outcrops well over an area of 5 x 3km which forms as a plateau that dips shallowly to the north. This plateau ends with a north facing cliff up to 400m high. The zone extends to 40m below sea level.

Vegetation

The minerals sodalite and eudialyte are slightly soluble and will form small amounts of silica gel in water. Such silica gel, when taken up by plants blocks their water pathways, thus killing the plant. These rocks thus act as a natural herbicide, so no vegetation can grow on the deposit and because of erosion, little soil remains, resulting in the deposit consisting mostly of outcropping rocks. As is virtually no overburden to remove which is well shown in the figure above.

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Tanbreez Base Camp with minimal vegetation, 2013

4.2 Access to the Property

The current international airport is at Narsarsuaq, some 45km to the north, and an International Airport north of Qaqortoq was opened in 2026.

Access is also possible all year round by a boat via the fjords which offer protection from the weather – it is about a 45 minute from Qaqortoq, or about 10 minutes by boat from the new airport. In this part of Greenland due to the warming effects of the gulf stream the fjords usually do not freeze over, allowing access all year round by sea.

Eleven kilometers south of the deposit is the old Norse Cathedral at Hvalsey. This area is now in an UNESCO world heritage listed area, around which there is a secondary protection or buffer zone. This zone occurs on the opposite side of the rugged range which has a different river drainage system. The development and operations at Tanbreez will have no effect on the UNESCO site.

There are plans for a road to be constructed to the world heritage site. At some time in the future a road from Tanbreez to this road will give vehicle access to town.

The access fjord gives excellent access to the mine site which is 100m deep and very close to shore allowing an almost land backed berth. Ships to about 60,000 tonnes are capable to get to site. There are 2 possible routes to get to site allow access even on the rare case of blockage of the entrance by icebergs.

The company has mapped a proposed road up the hill which means over 90% of the property will be accessible with a wheeled vehicle if required. It will also mean complete access and reduce the need for helicopters.

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Two shipping routes to the Tanbreez site

4.3 Climate Description

The climate of Qaqortoq, the state capital, is polar, although with maritime influences, with very cold winters, during which the temperature is a few degrees below freezing, and quite mild summers. The average daily temperature is above freezing even at night for six months of the year, from May to October. Precipitation is moderate, at 970 millimeters per year, with a maximum from August to November.

The winter is cold, but it is less cold and long than in the central-northern part of Greenland. The average temperature in February is around -5 °C. The average temperature is below freezing even during the day from December to March; however, it can sometimes exceed this value, and it can rain even in this season.

Summer, from June to August, is quite mild. The average in July and August is almost 9 °C. Rainfall is quite frequent, and it practically never snows, except occasionally in the first half of June. In this season, fog forms quite often. Sometimes there can be short very mild periods, from one to three days, during which the temperature can reach or exceed 20 °C.

In Qaqortoq the sea is always very cold, however, it reaches around 0°C at the end of winter (remember that the sea, being salty, freezes at about -2 °C).

The company has maintained and independently monitored weather station on the Tanbreez site. The data indicated the average winter temperature was -5°C, with a range from 9°C to -21°. While the summer temperature averaged between 4°C to 10°C, with a range from -3°C to 18°C.

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4.4 Availability of Required Infrastructure

Location and Existing Infrastructure in the Tanbreez area

Local Resources

Greenland is an independent colony (i.e. self-governing) of Denmark and as such most areas such as health, law & order, mining, environment, social welfare etc. are in line with European standards. Most Greenlanders have completed secondary school (to the age of 17), with many completing further education in Denmark or Greenland to university level. The Danes are responsible mostly for defence and foreign affairs.

The company has spent considerable time assessing the local human resources and is convinced that 90% plus is available locally (refer later in this report). In addition to that Greenlanders have had a long tradition of having to be self-sufficient. For example, if a car, or more so a boat broke down and there was only one ship per year, the machine would have to be fixed locally. Even though today most towns have daily aircrafts, and ships once a week or so, this reliance on self-sufficiency is still strong. Thus, in the industrial area at the nearby regional capital of Qaqortoq there is available a set of competing engineering facilities, and original thinkers far beyond what a normal town of such a size with would be expected to provide.

Major Towns

There are 3 major towns in the area:

Town	Population	Main Business
Qaqortoq	3,500	Regional administration center
Narsaq	1,300	Greenland abattoirs
Nanortalik	1,100	Gold mining & fishing

Qaqortoq also has a tertiary business school while Narsaq has Greenland’s only advanced catering school.

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Labor

The Greenland Tax Act is one where the personal income tax goes to the local community where the person lives. Thus, if a person lives at any of the towns in this community which includes Qaqortoq, Narsaq and Nanortalik, then the resultant personal income tax stays in the town. Company tax, income tax on foreign workers and royalties go to the central government. This means the local community is fully aware of all local people capable of fulfilling set jobs and more so people who have left the community to seek employment elsewhere. The community is also responsible for much of the housing in these towns which is a major problem for workers who wish to move families to town. For this reason, Tanbreez signed a cooperation MoU agreement with the community enabling them to aid in the recruitment of a locally based workforce.

Infrastructure - Electricity

The area is totally powered by hydro power. Tanbreez has signed an agreement with the Greenland government power company (Nukissiorfiit) to supply all the projects power needs. Thus, the company anticipates that in Greenland the company will have a minimal, if not zero, carbon footprint.

Infrastructure – Water

On the Tanbreez Licence there are 2 freshwater creeks, the smaller of which is headed by Fostersø Lake.

5.0 HISTORY

History of the discovery & exploration

The discovery of uranium at the northern end of the intrusion in the 1950’s meant two groups were intensely exploring from 1960 to 1980. In the north, outside the current Licence, the Danish government was exploring for uranium and a cryolite mining company in the south, was exploring the eudialyte. This spurred on much activity, hundreds of papers, books, comparison with the large eudialyte deposits on the Kola Peninsula at Lovozero and Khibina. After the Danish government decided against going nuclear and the cryolite company decided to halt its zirconium research the exploration faded away in the 1970s.

Eudialyte Exploration 1985 to the Present

Exploration of the zirconium-rich kakortokites continued in 1985, when the Danish company A/S Carl Nielsen obtained an exclusive Licence to carry out exploration centered around the exposed kakortokites and the adjacent marginal pegmatite in the southern part of the complex. The thickest layer of red kakortokite, layer +16, was examined in two drill holes in 1986. During 1987, potentially economic eudialyte-rich parts of the marginal pegmatite, kakortokites and Naujaites within the concession area were mapped and sampled, and samples of the marginal pegmatite were metallurgically tested.

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In 1987, the Canadian company Highwood Re-sources Ltd. obtained permission to explore areas be-tween the fjords Tunulliarfik and Kangerluarsuk and carried out bulk sampling and drilling to test the feasibility of exploitation of eudialyte-rich rocks. This company was joined by Platinova Resources Ltd. and Aber Resources Ltd. In 1988 this group and A/S Carl Nielsen formed a joint venture, combining their mineral licenses. The main target was the exposed kakortokites, minor targets were the marginal pegmatites in the southern part of the complex. The joint venture co-operation was continued in 1990 with an extensive drilling programme and metallurgical testing of potential ores from the southern part of the complex. At the end of this activity the Canadian partners and the Danish participants went through a period of restructuring resulting in Highwood Resources taking over all interests in the prospect at the end of 1992.

In 1992 the Danish company Mineral Development International A/S (MDI) obtained the exclusive right to explore the sodalite-rich Naujaites in the northern part of the complex. The aim was to investigate the possibilities of using sodalite as raw material to produce synthetic zeolites.

Several research projects involving colleagues from other countries have been supported by various foundations. The Danish Natural Science Research Council supported a Canadian Danish project aiming at a comparison of the mineralogy of Mont Saint-Hilaire, Quebec, with the Narssârssuk mineral occurrence associated with the Igaliko Complex, South Greenland, and the Ilímaussaq complex. The Danish company First Development International A/S in 1993 supported a Danish–Russian project consisting of an examination of the drill cores from the 1977 drilling programme kept at the Risø National Laboratory. The aim was to find some of the water-soluble minerals discovered in the Khibina and Lovozero complexes. The drill cores are rich in villiaumite, but holes in the samples indicate that other water-soluble minerals have been dis-solved during and after drilling. Only one of the Kola minerals was discovered, natrophosphate.

In 1994–1997 INTAS (International Association for the Promotion of Co-operation with Scientists from the Independent States of the Former Soviet Union) supported a Danish–French Russian Spanish research co-operation with the purpose of promoting comparative studies of the mineralogy of agpaitic nepheline syenites in Ilímaussaq, the Khibina and Lovozero complexes of the Kola Peninsula, and the Tamazeght complex, Morocco. Field work was carried out in Ilímaussaq in 1994, in Khibina and Lovozero in 1997 and in Tamazeght in 1999.

The Danish Natural Science Research Council in 1997 supported an Austrian Danish research project with the purpose of studying pegmatites and hydro-thermal veins and the relations to their country rocks in the Ilímaussaq complex and at the Narssârssuk mineral locality associated with the Igaliko Complex in South Greenland.

The Tanbreez Deposit

Tanbreez parent company, Rimbal Pty Ltd, took up the Tanbreez Licence in 2001 and the whole intrusion subsequently in 2005. It subsequently sold the northern part of the intrusion, including the previous uranium exploration areas to Greenland Minerals & Energy in 2007. Since then, that company has been able to establish a JORC deposit more than 1 billion tonnes of ore containing rare earth, uranium and zinc. In 2010 Rimbal transferred its initial Licence into the Greenlandic company, Tanbreez Mining Greenland A/S, which, in 2012, applied for the Exploitation Licence, MIN 2020-54, that was granted in September 2020. Tanbreez is an anagram of the chemical symbols for tantalum (Ta), niobium (Nb), rare earths REE) and zirconium (Zr) - Ta-Nb-REE-Z.

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The government of Greenland, and earlier Denmark, have completed several surveys of the region including Aerial magnetic survey, Aerial regional radiometric survey, regional gravity survey and Regional geochemical survey.

Tanbreez has extended this with their own localized aerial magnetic, radiometric and topographic surveys. The aerial magnetic survey, radiometric survey and the gravity survey do not show any anomalies on this Licence which was expected. With the radiometric surveys identifying the uranium and thorium anomalies associated with this deposit north of this Licence. No radiometric anomalies were located within the Tanbreez Project.

Concluding remarks

Academic papers have been published on the geology, mineralogy, petrology and geochemistry of the Ilímaussaq alkaline complex. Major exploration programs have investigated the economic potential of rocks rich in uranium, zirconium, niobium and beryllium and the technical use of sodalite. Many remain, however, to be investigated and published as the transition from private to public disclosures become open file.

To gain a fuller understanding of the petrogenesis of the complex several drill holes were required, first in the deepest part of the kakortokites to explore the hidden layered floor series, and through the roof series to give access to the sheets of augite syenite, alkali granite, etc. occurring in a topography which makes access difficult. Many aspects of the geology of the complex have not yet been studied in detail; this applies for instance to the spectacular layering of some of the arfvedsonite lujavrites. Future drilling programs and quarrying activities should take special measures to safeguard the water-soluble minerals because these must be collected immediately on exposure to the atmosphere.

The agpaitic nepheline syenites are among the most evolved igneous rocks known. Petrological studies of the rocks of the complex can therefore bring important knowledge about many natural petrological processes.

6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT

6.1 Regional Geology

The Ilímaussaq complex (1160 ± 5 Ma) is one of the youngest intrusions of the Gardar Province, South Greenland. This province is the product of a two-stage rifting event (1300–1250 Ma, 1180–1140 Ma) associated with the break-up of a Supercontinent. It constitutes dyke swarms, a volcanic-sedimentary graben fills sequence (the Eriksfjord Formation) and about a dozen volcanic igneous centers. Gardar magmas span a compositional range from alkali basalt to trachyte, alkali granite and strongly peralkaline nepheline syenites with local occurrences of lamprophyre and carbonatite.

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The Ilimaussaq Complex and Tanbreez location

Ilímaussaq hosts some of the most chemically evolved magmatic rocks on Earth and is the type locality for agpaitic rocks. The complex was emplaced at 3 to 4 km depth (1 kbar), intruding into the Eriksfjord Formation and granites of the Julianehåb Batholith (1800 Ma). The complex is roughly disc-shaped with approximately 1500 m of vertical exposure and horizontal dimensions of about 17 by 8 km.

Emplacement occurred by at least four successive melt batches that were derived from a common, deep-seated magma chamber. The first batch crystallized a metaluminous augite syenite that is preserved in the roof zone and around the intrusion to the south. The second melt batch produced a thin sheet of peralkaline granite and quartz syenite. The third and fourth melt batches delivered the volumetrically dominant sequences, most of which crystallized eudialyte-group minerals. The third and fourth batch cored the earlier units and formed syenite and nepheline syenite, subdivided into a roof and a floor sequence, separated by a sandwich horizon representing the final and most evolved melt fraction. Crystallization of the syenite started from the roof and progressed downwards to form conformable layers of pulaskite, foyaite, sodalite foyaite and a poikilitic sodalite- floor sequence, although the true bottom of the magma chamber is not exposed.

The Ilímaussaq intrusive complex is one of several alkaline complexes formed during Mesoproterozoic rifting in the southwestern part of Greenland, which collectively is called the Gardar province. Ilímaussaq is the youngest major intrusion of the Gardar province. The Ilímaussaq alkaline complex is among the largest known alkaline complexes in the world and has been studied since the early 19th century.

The complex measures 17 by 8 km, and the exposed vertical thickness is about 1700 m. It is estimated that the complex was emplaced 3-4 km below the contemporary surface at the discontinuity between the Ketilidian crystalline basement and the overlying Eriksfjord Formation made up of continental sandstones and lavas of mainly basaltic composition. The basement and the overlying sandstones and lavas are intruded by numerous mainly basaltic dykes. The Eriksfjord Formation is the surface expression of Gardar activity and is preserved only in down-faulted blocks. The basalts in the part of the Gardar rift zone which contains the Ilímaussaq igneous complexes are richer in alkalis, P, Ba, Sr, Nb and LREE than the basic rocks in other parts of the Gardar province.

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Ilimaussaq as the final and youngest intrusion all these volatile minerals developed into one large pegmatite-like body. This intrusion is some 18km long, 8km wide and at least 4km deep, super enriched in these elements. So much so that one of the main rock forming minerals, eudialyte, is a zirconium mineral with the rock perhaps 50 times enriched over the original magma.

The layered kakortokites in the mountain known as Kringlerne (Tanbreez). Each unit begins with a black layer, followed by a red layer and topped with a white layer.

Kakortokite Summary

Kakortokite is a rare, layered igneous rock composed primarily of feldspar, eudialyte (a zirconium-rich silicate), and arfvedsonite (an iron-rich amphibole). It is notable for being a major host rock for rare earth elements (REEs), zirconium, and other critical minerals. Major Occurrences include the: Ilímaussaq Complex, Greenland (including the Tanbreez and Kvanefjeld deposits), Lovozero Massif, Russia, Mont Saint-Hilaire, Canada.

Rare Earth Elements (REEs)include high concentrations of heavy REEs (HREEs), crucial for advanced technology, Zirconium & Hafnium: Used in nuclear reactors and aerospace, Low Uranium & Thorium: Unlike carbonatite-hosted deposits, kakortokite has minimal radioactive elements, making extraction easier and more environmentally friendly. Applications include Green Energy: REE magnets for wind turbines and EVs, Defence & Aerospace: Advanced alloys, radar, and missile guidance systems, Electronics: Smartphones, semiconductors, and lasers.

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Comparison to Carbonatite Deposits

Feature	Kakortokite (e.g., Tanbreez, Greenland)	Carbonatite (e.g., Bayan Obo, China)
REE Type	High in Heavy REEs (HREEs)	Mostly Light REEs (LREEs)
Uranium/Thorium	Very Low	High (Environmental & Regulatory Issue)
Main Minerals	Eudialyte, feldspar, amphibole	Bastnäsite, monazite, fluorocarbonates
Processing Complexity	Moderate	High (due to radioactive elements)

The Tanbreez Project in Greenland is one of the largest known kakortokite-hosted REE deposits in the Western sphere. Its high concentration of HREEs and low environmental risks (due to minimal uranium/thorium) make it a strategic alternative to China-dominated REE sources.

Prospective Units of the Ilímaussaq Complex

The Ilimaussaq intrusion has a distinctive number of units and horizons numbering about 257 separate recognizable units. However, these can be split into just 8 main units, some of which are heavily mineralized and some which are not. From the oldest these are:

i).	The outer syenite shell – non mineralized and vertical dipping. Originally it is possible these were several steeply dipping cores of syenite of which only the outer survives the various metasomatic events. This unit occurs in this Licence.

ii).	The upper series – composed of foyaites, sodalite foyaite and an alkali granite. These are about 40m thick and have no economic significance and outcrops north of this Licence.

iii).	Black Madonna – a very fine grained quelsh which is at least 200m thick and may be part of the original magma chamber. It is enclosed above and below by the kakortokite which predates. It has no economic significance. At both its top and bottom this unit has been metasomatized to kakortokite. It is only known from drill holes on this Licence.

iv).	Naujaite – A sill some 600m thick that occurs just beneath the upper sequence. The rock is a nepheline syenite composed of nepheline, feldspar, eudialyte, and sodalite. Within this are considerable amounts of eudialyte which contain all the zirconium, niobium, tantalum and rare earths of this unit. The overall grade is about a 1/3 of that of the kakortokite, between 0.5 and 1.0% Zr O2. While perhaps economic elsewhere such as Lovozero in Russia its grade does not compare with the lower and younger kakortokite in significance.

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v).	Kakortokite - The main orebody in the sequence is about 400m thick and is composed of some 29 units with each unit composed of 3 bands of:

a)	Red – eudialyte rich band

b)	Black – arfvedsonite rich band

c)	White – Feldspar rich band

All these bands contain eudialyte and are economic for eudialyte recovery. The units come in 3 especially separate groups:

a)	Lowest – a group of 3 units (labelled alpha, beta & gamma) below the Black Madonna and undoubtedly further units exist below the level of the drilling. These are probably too deep to mine being approximately 300m from the surface.

b)	Main sequence – the lowest being Unit -19 occurs at about 40m below sea level to the highest unit +20 at about 500m above sea level. These units outcrop almost fully in an area of 5 x 3km as a plateau. This contains all the published resources although undoubtedly further reserves occur down dip and along structure to the northeast. This mostly outcrops on this Licence.

c)	Northern Group (also known as Area C) – This sequence which is up to 60m thick occurs on the northern side of the Lakseelv fault. Here there are some 9 bands (labelled A to I) at a slightly higher grade. Their relationship to those on the other side of the fault the main sequence is still in dispute - although clearly of similar origin.

vi).	Green Lujavrite – Stratigraphically above the top of the kakortokite the rock changes to a green lujavrite with the main change, the arfvedsonite, is replaced by green aegirine. The lower zone is mineralized at about 1.2% ZrO2 and has been mapped by some drilling (here the less obvious red bands are labelled with roman numerals). Traditionally the green lujavrite is divided into two, the lower where the aegirine is plate like, and the upper which has aegirine in needle-like shapes small amounts of this occurs on this Licence.

vii).	The central black lujavrite – represents the continuation of the lujavrite sequence of rocks with the green lujavrites aegirine being replaced by the black mineral arfvedsonite. This has about 7 separate pulses of magma, three of which are possibly economic for light rare earth, uranium and zinc. This rock was deposited under very high P.H. perhaps as high as PH 13 for the latest pulse. These are absent from the Tanbreez Licence but are the main ore for the Kvanefjeld mine of Energy Transition Minerals Ltd (formerly Greenland Minerals & Energy Ltd).

viii).	Fenites – these are rocks that have resulted from the chemical reaction between the metasomatic fluids from the volcanic event with other earlier rocks and the country rocks. These rocks are characterised by large amounts of red hematite with good grades of light rare earths and uranium.

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ix).	Other – In addition to these basic units there are numerous smaller intrusions, dykes and pipes. Each unit does produce its own characteristic pegmatites characterised by unique minerals. There are also later intrusions of augite syenite as sills and dykes. In addition, there is also a green granite sill and feeder dyke (which is off the Licence) and microsyenite dykes, with also feeder dykes to many units. There is also a large volume of metasomatic zones which occur as vertical zones (up to 0.5km in diameter). These metasomatic replacement zones are characterised by red hematite veins, epidote, sulphide and a unique REO mineral (these do not contain uranium).

Simplified geological map of the Ilímaussaq complex. Tanbreez is hosted in the kakortokite. Kvanefjeld is hosted in the lujavrite (green)

The kakortokite-arfvedsonite-eudialyte-nepheline syenite known locally as naujaite. The lowermost exposed sequence, locally termed “kakortokite”, consists of medium- to coarse-grained agpaitic nepheline syenites, most of which are rhythmically layered. The kakortokite postdates the naujaite and is interpreted as a magmatic floor sequence, although the true bottom of the magma chamber is not exposed. The kakortokite sequence is subdivided from bottom to top into three structural subunits: the lower layered kakortokite, slightly layered kakortokite and transitional layered kakortokite.

A marginal pegmatite zone, about 50–200 m wide, separates the kakortokite from the augite syenite. The TLK conformably grades upwards into finer-grained and strongly foliated melanocratic eudialyte-nepheline syenite known as lujavrite. The lujavrite occurs in aegirine and arfvedsonite dominated varieties, of which the latter represents the chemically most evolved rock type of the complex. The lujavrite and the kakortokite represent the fourth and final melt batch but may have been formed by several pulses of melt.

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Augite syenites

The augite syenite shows a xenomorphic texture with grain size varying between 2 and 20 mm. The main minerals are exsolved perthitic alkali feldspar, olivine, clinopyroxene and Fe–Ti oxides. Sodalite fayalites. This rock type is typically medium to coarse grained with grain sizes up to 20 mm. The main minerals are euhedral perthitic alkali feldspar, nepheline, sodalite, olivine and resorbed relics of augite, sector-zoned Na-rich clinopyroxene, aenigmatite, fluorite, rare eudialyte and zoned ferrorichterite. Analcime appears to occur as a late liquidus phase, but most analcime forms together with secondary sodalite by replacement of primary sodalite and nepheline.

Kakortokites

Kakortokite is a medium- to coarse-grained nepheline syenite and forms the main magmatic layered part of the intrusion in the southern part of the complex. Most of the 29 described units consist of three layers, which are named based on colour. Basal black layers of predominantly arfvedsonite are followed by red layers rich in eudialyte, then by white layers rich in nepheline and alkali-feldspar, which are generally the thickest. The layers maintain a consistent thickness throughout a unit. Although most of the units contain all three layers, some do not. Black layers have abrupt lower contacts with subjacent white layers but typically pass gradationally upwards to red layers. The units are labelled based on their position with respect to a marker unit called zero (e.g., unit +16 is the 16th unit above the marker; unit -3 is the 3rd unit below the marker).

Naujaites

Naujaite is a cumulate rock consisting of large (up to 5 mm) euhedral sodalite crystals that floated to the top of the magma chamber. Later crystallizing phases are mainly nepheline, alkali-feldspar, aegirine, arfvedsonite, and eudialyte, which result in a predominantly poikilitic texture. Individual feldspars can be up to 25 cm, and both aegirine and arfvedsonite can form crystals up to 30 cm. The amount of eudialyte in naujaite is inconsistent and it may be completely absent. Rinkite is a common accessory mineral in naujaite, which is the most exposed rock in Ilímaussaq.

Lujavrites

Lujavrite is a meso- to melanocratic agpaitic to hyperagpaitic syenite with a pronounced lamination caused by the orientation of mafic minerals and, in part, felsic minerals such as feldspars. The two most abundant varieties of lujavrite in Ilímaussaq are named based on colour: in green lujavrite the predominant mafic mineral is aegirine; in black lujavrite, the main mafic mineral is arfvedsonite. The felsic minerals in lujavrite are nepheline, albite, microcline, and sodalite. Lujavrites are fine grained (up to 0.6 mm), but sodalite grains can be up to 2 mm and mafic minerals up to 1 mm. A coarser type of lujavrite is called M-C-lujavrite (medium to coarse grained), in which the individual grains can reach sizes of more than one cm and are locally pegmatitic. A fourth type, naujakasite lujavrite, contains naujakasite and is associated with the highly agpaitic stage of the complex. In these lujavrites, naujakasite generally occurs at the expense of nepheline. Locally the lujavrite contains up to 75 % volume naujakasite. The water-soluble mineral villiaumite is abundant in most of the lujavrites but has been leached out in some near-surface rocks. Lujavrite is the rock unit containing the highest amounts of incompatible elements and is the major ore of the Kvanefjeld deposit.

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Structure of the Kakortokite Sequence

Layered Kakortokite Sequence

The exceptionally well-exposed kakortokite in combination with the sub horizontal structure of the sequence was used to estimate the tonnage of the lower layered kakortokite in 1971. The calculation was based on detailed mapping of the 29 rhythmic units in the exposed part of kakortokite. The estimate was repeated in 2005 based on the geological map of the Southern part of the IlÍmaussaq Complex. These historic estimates measured 209m and 218m, respectively for the total thickness of the lower layered kakortokite, which is within the expected uncertainty of this kind of survey. The volume of kakortokite was determined using a planimeter to measure the area on the map between the contours of the different rhythmic units.

The stratigraphic borehole DX-01 was drilled in the central part of the kakortokite Sequence in 2010 and shows a total thickness of the lower layered kakortokite of 270 m, which is 35 m more than the measured thickness on the surface. The difference in thickness cannot convincingly be explained by the uncertainty in the measurements but is most probably related to structural conditions. This makes the correlation between numbered layers on the surface and the layering observed in drill cores difficult, except for correlation over short distances and involving kakortokite layers with very characteristic textures.

The kakortokite is well-exposed along the Kringlerne coast, east of the Kangerluarsuk fjord. It constitutes a modal mineralogy of alkali feldspar, nepheline, arfvedsonite and eudialyte with minor sodalite, aegirine, aenigmatite and fluorite. The LLK forms an approximately 234 to 269-metre-thick sequence consisting of at least 29 tripartite modally layered units. Each unit is on average 8 m thick and consists of a basal black layer dominated by arfvedsonite followed by a thin red layer rich in eudialyte (sometimes poorly developed) and sealed by a thick white top layer rich in feldspar and nepheline.

Layers are numbered ‘−11 to +17’in relation to a well-developed marker horizon ‘0’ and suffixed with a letter indicating their respective color (B for black, R for red, W for white). A fine-grained unlayered melanocratic rock type intersects the LLK between unit −7 and −2 and has most commonly been referred to as a “slumped” kakortokite, or more recently described as a “hybrid” sequence between a more primitive Ti-rich melt that mixed with the kakortokite crystal mush.

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6.2 Local and Property Geology

Kakortokite outcrop dominates the Tanbreez Area east of the Kangerluarsuk Fjord.

The approximately 50-metre-thick sequence of SLK starts on top of the last recognizable three-layer unit (+17), but, due to poor exposure and severe alteration, a detailed investigation is unavailable to date. The overlying, approximately 60-metre-thick TLK crops out north of the Lakseelv Valley and shows an upward decrease in grain size and an increase in the ratio of aegirine to arfvedsonite. Layering is less pronounced and rhythmic than in the LLK and identified units, separated by eudialyte-rich horizons, were labelled with the letters A to I from top to bottom.

Both the Fjord and the Hill rare-earth mineral sites are located within a kakortokite batholith covering an area of approximately 5km x 2.5km, on the south side of the Kangerluarsuk Fjord.

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The layered Ilimaussaq intrusion, host of the Tanbreez Project (middle ground plateau)

The exposed sequence rises from the Fjord up to about 400masl and is comprised of 95% kakortokite and 5% other rocks, mostly syenite dykes and sills.

The Kakortokite is a rhythmically layered intrusion, composed of arfvedsonite, eudialyte, alkali-feldspar and nepheline with some sodalite, that dips shallowly to the north at about 10-15o. This layering is composed of black, red and white layers with the colors reflecting enrichment of various minerals:

●	The black layers are enriched in arfvedsonite.

●	The red layers are enriched in eudialyte.

●	The white layers are enriched in alkali-feldspar and nepheline with local sodalite.

Conventionally, each colored horizon (black, red, white) is termed a layer. Each of the three layers together form a unit composed of black, red and white layers in ascending order. The exposed part of the kakortokite consists of 29 units labelled +1 to +17 and -1 to -11 above and below respectively of a datum ‘unit 0’. Drilling has revealed that more units also occur below the surface and as part of the Black Madonna litho-stratigraphy.

This layering stands out clearly from the distance however it is not always so obvious up close and in drill core. Some layers are faint while others are much more developed There is a pronounced thickness variation between layers as well as in texture and grain size which helps in identifying marker horizons.

On average a unit is about 12.5m thick, however they are not always fully developed and in some cases with black/red layers very faint or missing. An approximate average thickness of the individual black, red and white layers is 1.5m, 1m and 10m respectively.

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The Tanbreez REE deposit is hosted in the rhythmically layered basal kakortokite series (red) whereas the Kvanefjeld REE deposit is associated with the highly fractionated arfvedsonite-lujavrite (green).

6.3 Mineralization

The Tanbreez Project is a rare earth element (REE) deposit, hosted in the Ilímaussaq Alkaline Complex. The mineralization is primarily associated with the peralkaline syenite rocks, especially the kakortokite and lujavrite layers.

Kakortokite is the dominant host rock for mineralization at Tanbreez. It is composed of rhythmic layers of feldspar, arfvedsonite, aegirine, and eudialyte. The mineral eudialyte is the primary REE-bearing phase. Lujavrite (Secondary Host) is a darker, REE-enriched nepheline syenite that also contains eudialyte, but in a more complex mineralogical setting. The units are enriched in zirconium, niobium, and tantalum.

The primary REE-bearing mineral is Eudialyte, the key carrier of light and heavy REEs, along with zirconium (Zr), niobium (Nb), and tantalum (Ta). Unlike monazite and bastnäsite, eudialyte has low uranium (U) and thorium (Th), making it attractive for mining. Heavy REEs include Dysprosium (Dy), Yttrium (Y), Terbium (Tb). Light REEs include Neodymium (Nd), Praseodymium (Pr), Lanthanum (La). The deposit is especially rich in HREEs, which are critical for high-tech applications.

Additional mineralization includes Zirconium (Zr), and Niobium (Nb) hosted in eudialyte and catapleiite minerals. Zirconium is an important material for nuclear reactors and ceramics. Niobium is used in superalloys and high-strength steels. Iron and Titanium are present as aegirine (iron silicate) and ilmenite (iron-titanium oxide). Unlike many REE deposits worldwide, Tanbreez has low levels of radioactive elements (U, Th), making processing easier.

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Coarse grained Eudialyte (pink) in drill core from the Tanbreez Hill area demonstrating the coarse nature of the mineralization (assays are included in the MRE estimate.)

Styles of Mineralisation

The Ilimaussaq intrusion has several different styles of mineralisation. The company has assessed most but with a government ban on uranium those with uranium are not currently being explored.

Kakortokite

The kakortokite unit is a distinctively banded group of eudialyte bearing nepheline syenite layers which are the lowest exposed unit in the intrusion. The kakortokite has been the subject of the most extensive exploration in the whole intrusion. The kakortokite is characterized by three groups of minerals, each with a distinctive color:

◦	Red – eudialyte

◦	Black – arfvedsonite

◦	White – feldspar, nepheline and sodalite

The deposit consists of 3 bands, one of each color that make up a unit with over 50 units mapped. However, each band itself is economic in ZrO2 content. Bands range from 1m to over 10m thick. They persist over large areas seen on the cliff face.

Eudialyte Summary

Eudialyte is a rare, complex silicate mineral that serves as an important source of zirconium, niobium, and heavy rare earth elements (HREEs). It is typically found in peralkaline igneous rocks, such as kakortokite. Eudialyte is primarily found in peralkaline igneous complexes, including Ilímaussaq Complex, Greenland (Tanbreez deposit), Kola Peninsula, Russia (Lovozero and Khibiny massifs), Mont Saint-Hilaire, Canada, and Norra Kärr, Sweden.

Economic Importance: Rare Earth Elements (REEs): High concentrations of Heavy REEs (HREEs) like dysprosium and terbium, Zirconium & Niobium: Used in nuclear reactors, aerospace, and high-strength alloys, Low Uranium & Thorium: Unlike monazite and bastnäsite (common in carbonatite deposits), eudialyte has very low radioactive elements, making processing safer and more environmentally friendly.

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Comparison to Other REE Minerals

Feature	Eudialyte (Kakortokite- hosted, e.g., Tanbreez)	Monazite (Carbonatite- hosted, e.g., Bayan Obo)	Bastnäsite (Carbonatite- hosted, e.g., Mountain Pass)
REE Type	Heavy REEs (HREEs)	Light & Medium REEs	Light REEs
Uranium/Thorium	Very Low	High	Moderate
Processing Difficulty	Moderate	High (due to radioactivity)	Moderate
Main Locations	Greenland, Russia, Canada	China, Australia, India	USA, China

Industrial Applications: Electric Vehicles (EVs): High-performance magnets (NdFeB), Wind Turbines: Permanent magnets for generators, Aerospace & Defence: Radar, missile systems, and jet engines, Electronics: Smartphones, semiconductors, and medical imaging,

Significance of Eudialyte in the Tanbreez Deposit: Tanbreez is one of the largest known eudialyte-rich REE deposits, providing a strategic, non-Chinese source of heavy rare earths. Low environmental impact due to minimal uranium and thorium content. Western-controlled REE supply, reducing reliance on Chinese production.

High Grade Intercepts, 2024

Critical Metals Corp. (CRML) has completed legal due diligence and TMG has undertaken a recent drilling program at Tanbreez Fjord for confirmation, extension and infill drilling

CRML has received the results for the first drill hole from its 2024 drilling program. This first drill hole was strategically positioned to both confirm the existing mineralization and enhance the overall quality control process for the mineral body at the Tanbreez Project.

The drill hole commenced at an elevation of 19 meters above sea level and entered a unit of the Tanbreez Project at a depth of 40 meters. The 40-meter section of the drill hole averaged 1.82% ZrO2, 0.47% TREO (of which 27% is the average heavy rare earth content), 0.19% Nb2O5, 130 ppm Ta2O5, 395 ppm HfO2, and 102 ppm Ga2O3.

Based on initial results obtained from Critical Metals Corp’s recent drilling program, four high-grade zones have now been identified on the site.

High Grade Zones:

o	Unit Zero – This unit is up to 5 meters thick and is located approximately 50 meters behind the proposed plant location. This unit represents a potential target for future exploration.

o	Base of the Kakortokite – At this zone there is a metasomatic replacement by eudialyte of the underlying unit. The unit possesses a high-grade of rare earth element material, which is located approximately 40 meters below the surface.

o	Area G – This area, identified this year, spans over 1 km² and contains extensive late-stage pegmatites and pegmatite scree. The area also holds high-grade ore in a zone that will adjoin the proposed road to the tailings area. There was a high concentration of Gallium discovered in this zone, with values reaching up to 147 ppm Ga2O3.

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Layered Kakortokite Sequence with 13 of the 29 identified layers

The Kakortokite Unit

An estimate of the size of the Kakortokite unit within MIN 2020-54 (the Tanbreez Project) was announced in 2014 at ERES2014: 1st European Rare Earth Resources Conference, 04-07/09/2014 and published in the ‘Rare Earths Industry, Technological, Economic, and Environmental Implications publication, 2016, Pages 73-85’ (the” Schonwandt Paper”):

Schønwandt. H.K., 2016, A Description of the World-Class Rare Earth Element Deposit Tanbreez, South Greenland— Rare earth Industry, 2016, Chapter 5, page 73-85, Hans K. Schønwandt, Gregory B. Barnes, and Thomas Ulrich.

Abstract

“The Tanbreez deposit is a highly fractionated ortho-magmatic Zr-Nb-Ta-REE deposit in the southern part of the 1.13Ga old Ilímaussaq intrusive complex in South Greenland. The commodities are hosted in the zirconosilicate mineral eudialyte, occurring concentrated in kakortokite at the floor of the exposed intrusion. The kakortokite sequence is outcropping over an area of 5 x 2.5 km and has a total thickness of 335 m. A conservative estimate specifies the unit to more than 4 billion tons. Linear correlations between ZrO2 and individual REE indicate that eudialyte is by far the main REE bearing mineral in kakortokite. Estimated average grades are 1.75% ZrO2, 0.18% Nb2O5 and 0.6% total REO, of which heavy REE make up 30% (including yttrium).”

Mr. Hans Kristian Schonwandt was responsible for much of the drilling, supervising the QA/QC, standards etc. Mr. Schonwandt is a member of the Danish Professional institute, IDA. Mr. Schonwandt has had approximately 60 years’ experience as a consulting geologist and was the former head of the Greenland Mines Department for 10 years. Both before and after his secondment to the Greenland government as chief geologist, he spent considerable time working on alkaline rocks.

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The owner of the tenements and lead geologist Mr. Greg Barnes is a competent person, who is a member of the AusIMM. Mr. Barnes has been responsible for field work, determination of grades and relationship between metals.

Surface exposure of the kakortokite unit, Site visit 2025

●	The Tanbreez rare earth element (REE) deposit in South Greenland is a world-class mineralized unit hosted within the Ilímaussaq intrusive complex. The deposit is primarily composed of kakortokite, a layered rock rich in zirconium (Zr), niobium (Nb), tantalum (Ta), and REEs, particularly in the mineral eudialyte. Covering an area of approximately 5 x 2.5 km with a thickness of 335 meters.

●	Geologically, Tanbreez is part of the Meso-Proterozoic Gardar Province, formed around 1.13 billion years ago. The complex is made up of three main phases of rock formations, with the kakortokite sequence positioned in a saucer-shaped structure, dipping at 10-15 degrees. The deposit is bounded by the Black Madonna unit below and lujavrite above.

●	Ore grades in the deposit include 1.75% ZrO₂, 0.18% Nb₂O₅, and 0.6% total REO (including yttrium), with heavy REEs making up approximately 30% of total REO content. The deposit is notable for its low uranium (20 ppm) and thorium (53 ppm) content, making it more viable for processing (announced in the the” Schonwandt Paper).

●	Tanbreez Mining Greenland A/S, owned by Rimbal Pty Ltd (Australia), holds the exploration license and plans initial mining operations near Kangerluarsuk. The combination of volume, well-defined ore zones, and favorable geochemistry, positions Tanbreez as a key potential supplier of critical REEs outside China.

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Size of the kakortokite unit

The kakortokite unit within the Tanbreez REE deposit in South Greenland is a large, well-exposed, and layered rock formation that serves as the primary host for zirconium, niobium, tantalum, and rare earth elements. The body spans an area of approximately 5 km by 2.5 km and has a total thickness of ~350 meters based on deep drilling.

Structurally, the kakortokite sequence is characterized by a saucer-shaped geometry, with steep to vertical layers at the periphery that transition into a gentle dip of 10-15 degrees towards the center. It is divided into three distinct subunits: the Lower Layered Kakortokite (LLK) at 209 meters, the Slightly Layered Kakortokite (SLK) at 35 meters, and the Transitional Layered Kakortokite (TLK) at 40 meters. The deposit is overlain by lujavrite and underlain by the Black Madonna unit, which has been encountered in drill cores but remains unexposed at the surface. The thickness, extensive exposure, and well-defined stratification of the kakortokite make it a world-class mineralized body, holding immense economic and industrial significance.

The Kakortokite unit within the Ilimaussaq Complex

Mineralisation Grade

The Tanbreez REE deposit in South Greenland contains concentrations of zirconium (Zr), niobium (Nb), tantalum (Ta), and rare earth oxides (REO), hosted mainly in the mineral eudialyte within the kakortokite sequence.

Mineralogy & Processing Considerations

●	Eudialyte is the dominant REE-bearing mineral in the deposit.

●	Bulk rock analysis shows linear correlations between Zr and REEs, confirming eudialyte as the primary ore mineral.

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●	The low uranium (16 ppm) and thorium (42 ppm) content makes ore processing more favorable compared to other REE deposits.

●	These grades position Tanbreez as a world-class REE deposit, with a mineral base and economic potential.

Assessments of the deposit in earlier studies show a variation in grade of the lower layered kakortokite between within the Eudialyte component that makes up 20% of the kakortokite. The average grade is higher than the average grade at the Tanbreez Hill and Tanbreez Fjord areas based on the 9-hole drilling program in 2013 and reflects widespread sampling throughout the kakortokite unit. The Tanbreez Hill and Tanbreez Fjord areas were selected as the start-up area because of the location close to the planned port area. Higher grade zones will be added to the portfolio in due course.

The commodities are all contained in eudialyte, a Na-rich zirconosilicate mineral. Eudialyte is by far the most abundant Zr bearing mineral in kakortokite, occurring in the black, white and red layers. The bulk rock data show close linearly correlation between ZrO2 and Nb, Ta and light and heavy REO which is a clear indication that eudialyte is virtually the only REE-bearing mineral.

The distribution of the total REO in the kakortokite shows a quantity of 28% heavy REE (including Y) and 72% light REE. Investigations have shown that no or very little cryptic variation occurs in the minerals of kakortokite, consequently, little change in the eudialyte composition is expected in ore and therefore the magnetic properties of eudialyte would remain the same for the benefit of the planned magnetic concentration of eudialyte.

Importantly, drill core assays show elements such as U and Th have background values (20ppm and 53ppm, respectively), which is an advantage in processing the ore.

The potential quantity and grade of the kakortokite unit are conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource, and it is uncertain if further exploration will result in the estimation of a Mineral Resource in accordance with the JORC Code (2012 Edition. The estimate is based on extensive historic and Tanbreez exploration drilling (414 holes) coupled with the exposures in multiple creek sections. Investors should not place undue reliance on this information.

6.4 Deposit Type

The Tanbreez deposit is classified as a peralkaline igneous REE-Zr deposit, specifically hosted within the Ilímaussaq Alkaline Complex in South Greenland. It is, enriched in zirconium (Zr), niobium (Nb), and other critical metals. The formation Setting is a Mesoproterozoic continental rift-related intrusion (Gardar Rift) and is estimated at ~1.16 billion years

The Tanbreez ore deposit is a highly fractionated ortho-magmatic tantalum–niobium–zirconium–rare earth element (REE) deposit in the southern part of the 1.13-giga-annum–old Ilímaussaq intrusive complex in South Greenland. The commodities are hosted in the zirconosilicate mineral eudialyte, occurring concentrated in kakortokite at the floor of the exposed intrusion.

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The kakortokite sequence is outcropping over an area of 5×2.5km and has a total thickness of 350 m, that does not indicate any certainty of hosting mineralization. The estimate is conceptual in nature. It is based on extensive historic and Tanbreez exploration drilling (414 holes) coupled with the exposures in multiple creek sections. Investors should not place undue reliance on this information.

Linear correlations between ZrO2 and individual REE indicate that eudialyte is by far the main REE-bearing mineral in kakortokite. Estimated average grades at 1.5% ZrO2 cut off are 2.4% ZrO2, 0.2% Nb2O5, and 0.6% total rare earth oxides, of which heavy REE make up 28% (including yttrium). Eudialyte, feldspar, and arfvedsonite concentrates can be obtained by crushing and milling the ore, with subsequent high-intensity magnetic separation. It is anticipated that apart from eudialyte, feldspar and arfvedsonite concentrates can be used.

7.0 EXPLORATION

7.1 Exploration Work

Between 2000 and 2025, the Tanbreez Rare Earth Project in southern Greenland progressed from initial exploration to advanced development, focusing on its rare earth element (REE) resources.

Early Exploration (Before 2000):

Initial geological surveys and sampling identified the presence of eudialyte, a mineral rich in zirconium, niobium, tantalum, and REEs, within the Ilímaussaq intrusive complex. These findings prompted further investigative efforts to assess the deposit’s potential.

Resource Delineation and Licensing (2000–2016):

Comprehensive drilling programs were conducted to delineate the deposit’s scale and composition. These efforts culminated in the Greenland government’s issuance of an exploitation license in August 2020, authorizing mining operations and marking a milestone in the project’s development.

7.2 Geological Exploration Drilling

Between 2000 and 2013, the Tanbreez deposit in southern Greenland underwent extensive drilling to evaluate and confirm its rare earth element (REE) resources. Initial exploration efforts in the early 2000s focused on geological surveys and sampling, which identified mineralization of eudialyte—a mineral rich in zirconium, niobium, tantalum, and REEs—within the Ilímaussaq intrusive complex.

Key highlights of the drilling campaigns:

o	Early Exploration (2000s): Initial geological surveys and sampling confirmed the presence of eudialyte, a rare-earth-rich mineral. Early assessments indicated that the deposit contained heavy rare earth elements (HREEs) alongside zirconium, tantalum, and niobium. Highwood Resources and others drilled 296 drill holes into the area, many of those were less than 20 meters deep exploring the surface material. The holes are historical and insufficient details are available.

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o	2007-2010: Targeted drilling programs were conducted to delineate the deposit’s scale and composition, supporting applications for mining licenses. Several drill holes were completed to establish a clearer picture of the deposit’s scale and mineral composition. These efforts supported Tanbreez Mining’s application for an exploitation license. Rimbal drilled 14 diamond holes in 2007 and 46 diamond holes plus 49 RC holes in 2010.

o	2013-2016: Additional drilling and metallurgical testing refined estimates of the deposit’s size and economic feasibility. Studies confirmed that approximately 30% of the total REEs at Tanbreez were heavy REEs, which are particularly valuable. Rimbal drilled 9 diamond holes in 2013. The overall drill database of 414 drill holes was used to compile a Mineral Resource Estimate and a Definitive Feasibility Study in 2016. 184 drill holes were included in the MRE assessment, including 66 valid holed drilled by Highwood.

Drilling on exposed eudialyte layers

o	2017: This work and the Environmental Impact Assessment (EIA), Social Impact Assessment (SIA) and Impact Benefit Agreement (IBA) were presented to the government as an application for an exploitation Licence.

o	2020: The Greenland government granted an exploitation license (MIN 2020-54), marking a transition from exploration to development. This was based on extensive prior drilling and feasibility studies. By 2020, Tanbreez was considered one of the world’s largest REE deposit contained within with over 4 billion tonnes of mineralized kakortokite host rock. The focus then shifted toward securing investment and infrastructure for future mining operations.

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Plan of drill hole collars on the Tanbreez Project.

June 2024: Critical Metals Corp., a mining development company, signed a binding agreement to acquire a controlling interest in the Tanbreez Project. This strategic move aimed to establish a reliable supply of REEs for North America and Europe, reducing dependence on existing sources.

o	September 2024: A diamond drilling program commenced. The objective was to upgrade the resource to S-K 1300 standard and enhance potential my throughput.

o	October 2024: The Greenland Cabinet of Ministers granted an extension to the project’s exploitation license. The revised timeline requires submission of exploitation and closure plans by the end of 2025, provision of financial security by June 30, 2026, and commencement of mineral exploitation by the end of 2028.

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o	December 2024: Drilling activities led to the discovery of high-grade zones, including concentrations of gallium—an essential element for computer chips and defence applications.

These developments underscore the Tanbreez Project’s evolution into a strategically important source of rare earth elements, poised to diversify global supply chains and support technological advancements in various industries.

7.3 Hydrological Characterization

Hydrological characterization is not applicable to the mineral resource estimate phase of the Project.

7.4 Geotechnical Drilling and Sampling

Geotechnical Drilling is not applicable to the mineral resource estimate phase of the Project.

8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

8.1 Site Sample Preparation Methods and Security

Sample Preparation & Storage

The core was transported from drill hole to the center of operation at Qaqortoq via helicopter. All samples were logged in Greenland and then split (with one quarter of each core being cut and sent to Perth for crushing and assaying). Duplicate samples and samples for petrological work where a second quarter of the core was used. Samples were usually assayed in one-meter sections.

The core samples were then sent to Perth where the core was crushed, split and assayed in a commercial laboratory. The bulk sample from this is stored while an approximate 200g repeat of the final grind prior to assays is also kept in Perth. The cut core in Greenland stored in core trays is stored in 6 locked containers.

Percussion drill samples were taken each meter which was then split to approximately 2kg to be sent to Perth for testing. The remainder is stored in locked containers at Qaqortoq. A representative sample from the percussion drill holes is also stored in Perth. In places of lesser importance such as through syenite sills these samples were combined to 5 m sections.

In Perth storage is at the company’s office at South Perth, in a locked shed storage unit located near the Perth airport and a farm for the bulk samples. Some 200 tonnes of the bulk samples remain to be tested. Bulk samples were taken in 200-liter drums or 1-tonne bags and then transported via a helicopter to a beach where they were barged to Qaqortoq and sealed in drums prior to shipment to Perth. Some large diameter diamond drill holes were drilled in the deposit for geotechnical drilling; these are stored at Qaqortoq.

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8.2 Laboratory Sample Preparation Methods and Analytical Procedures

Analysis

All analysis, bulk testing has been undertaken at commercial independent laboratories under the supervision of the company and its own independent advisers. The company has been fortunate in that with so many elements in direct proportion errors in assaying, mistyping of results etc. are obvious and easily rechecked initially by graphing (referred to later in this report).

In the case of the 2 handheld XRF machines owned by the company, both have been standardized against approximately 2000 splits from 2007. No handheld XRF results have been used to determine published head grade.

With over 500,000 assays, spread over 40 years and at least 10 separate laboratories used with different techniques, there is a considerable range of detection limits. There were also considerable variations with options used for assaying. For example, in one particular year the lower limit for thorium and uranium was set at 50 ppm, which is above background level, but well below the 130-ppm established standard where it is deemed hazardous. Thus, giving virtually, a whole year results as less than 50 ppm. As an example, below is a list of the various lower standards.

In the case of rare earths, most laboratories utilize 0-1000 ppm by ICP and then 1000 ppm – 100% using the XRF (Fusion), as neither is accurate outside the range (for the handheld XRF limits are not quoted as they are not used in the calculations). Care must be then taken to ensure the higher XRF values are comparable to the ICP. One year in 2012 all REE were rejected due to the problem that the XRF values were far too high when compared to the ICP fusion.

8.3 Quality Control and Quality Assurance Programs

The original QA/QC program was set up by the independent geological firm, SRK for Tanbreez, and Tanbreez has followed those guidelines, although as a private company this was not a requirement as the JORC code for example was set up for companies to report to the ASX. The following procedures have been used to obtain samples for assays.

The overall conclusions of the QA/ QC work completed are as follows:

a)	The 2007 samples repeated by UltraTrace showed no variation over 27 elements except for hafnium which showed some variation due to sample concentration and detection gap.

b)	Samples re-assayed from Highwoods 1980’s showed high correlation of results when re-assayed by UltraTrace some 20 years later.

c)	Samples assayed by UltraTrace and SGS also showed a high degree of correlation.

d)	Tantalum assays unless done in a precise way are probably unreliable.

e)	Two XRF machines were standardized and showed they could be used for field determination – no portable XRF results have been used in determination of grade.

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f)	5 large bulk samples taken showed that variation occurred between labs if care was not taken with overriding instructions and a need for clear understanding of variation that can occur between different methods e.g. differences between ICP and XRF can be minimized.

g)	A good correlation using the portable XRF machine was also standardized for uranium and thorium using samples from another mining company. Other elements had good correlation.

h)	A large proportion of the hundreds of samples had their S.G. tested and show most were in the range 2.72 to 2.81 (except where sodalite was present).

i)	For most assaying campaigns, blanks from the Julianhab granite were used. These showed almost constant results, and no assay campaigns were rejected on the ground of cross contamination between samples during crushing.

j)	In 2007, 2010 and 2013 drilling programs approximately 1:20 samples were randomly repeated which except for minor variation in hafnium showed remarkable consistency.

k)	In 2007, 2010 and 2013 duplicate samples of samples were taken – these likewise showed remarkably similar results.

l)	Standards provided by the laboratories again showed remarkably similar results.

m)	In all cases the lower levels of detection were noted, although this appears to have had no effect, except in the case of hafnium. Many assays undertaken for Th and U were below the level of detection of 50 ppm in 2007. Tests following have been set to lower levels of detection. Tests have also been undertaken on a wide range of elements, some of which consistently were below the level of detection.

n)	Sample results rejected were later tantalum results plus the 2012 rare earth results where differences between the ICP and XRF results were too large. All other results were deemed satisfactory.

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8.4 Qualified Person’s Opinion

The sample preparation, security, and analytical procedures applied for the Tanbreez Project were appropriate and fit for the purpose of establishing an analytical database for use in grade modelling and preparation of Mineral Resource estimates.

The Qualified Person was not directly involved during the exploration drilling programs or sample selection. There is extensive documentation on the various QA/QC procedures both by the owners and the laboratories. Based on a review of the procedures and subsequent review of the internal and laboratory checks standards and repeats, it is the opinion of the Qualified Person that the drill core handling, data collection, sampling and assay methods used are suitably aligned with accepted industry practice and the measures taken to ensure sample representativeness were reasonable for the purpose of estimating Mineral Resources.

9.0 DATA VERIFICATION

9.1 Data Verification by Qualified Person

The Qualified Person has performed data verification procedures considered appropriate for the purpose of supporting the Mineral Resource Estimate and Preliminary Economic Assessment under S-K 1300. These procedures included:

●	Review and validation of selected drill hole collar locations, downhole surveys, and geological logs

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●	Cross-checking of assay results against original laboratory certificates on a sample basis

●	Review of sampling methodologies, QA/QC protocols, and laboratory procedures

●	Comparison of historical datasets with recent re-assay programs

While these verification procedures provide a reasonable level of confidence in the data, they do not constitute a full independent audit or re-estimation of the Mineral Resource. The Qualified Person considers the data to be sufficiently reliable for the purposes of this disclosure.

Review of Historical Data

The QP reviewed all available historical data for the Project, including:

●	Drill hole database (collar coordinates, downhole surveys, assay data)

●	Geological logs and interpretations

●	Surface sampling data

●	Geophysical survey data

●	Previous technical reports and resource estimates

●	QA/QC data and reports

Database Verification

The QP conducted verification of the drill hole database by:

1.	Collar Location Verification: Comparison of recorded collar coordinates with GPS readings taken during site visits. All checked collars were found to be within acceptable tolerance (±5 meters).

2.	Downhole Survey Verification: Review of downhole survey data for consistency and reasonableness. No issues were identified.

3.	Assay Verification: Comparison of assay certificates with database entries for a selection of holes. No discrepancies were identified.

4.	Database Audit: Review of database structure, validation procedures, and data entry protocols. The database was found to be well-maintained and suitable for resource estimation.

9.2 Review of 2016 Mineral Resource Estimate (for Eudialyte Resource)

The QP conducted a detailed review of the 2016 Mineral Resource Estimate prepared by Al Maynard & Associates. This review is included:

1.	Methodology Review: Assessment of the resource estimation methodology, including geological modeling, data conditioning, variography, grade interpolation, and resource classification.

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2.	Input Data Review: Examination of the drill hole data, sampling data, and geological interpretation used as inputs to the resource model.

3.	Model Validation: Validation of the resource model by comparison of model grades with drill hole grades, visual inspection of grade distributions, and statistical analysis.

4.	Classification Review: Review of the resource classification criteria and application, including assessment of data density, geological confidence, and estimation quality.

5.	RPEEE Assessment: Review of the reasonable prospects for eventual economic extraction (RPEEE) assessment, including consideration of mining method, metallurgical recovery, and economic parameters.

Findings of Review

The QP concludes that the 2016 Mineral Resource Estimate was prepared using appropriate methodology and in accordance with accepted industry practice. The following observations are noted:

Strengths:

●	The resource model is based on comprehensive drilling and sampling data

●	Geological interpretation is consistent with the known geology of the deposit

●	Grade interpolation methodology (ordinary kriging) is appropriate for the deposit type

●	Resource classification criteria are reasonable and consistently applied

Areas of Uncertainty:

●	The Tanbreez Fjord deposit has less drilling density than Tanbreez Hill, resulting in a higher proportion of Inferred Resources

●	The metallurgical recovery assumptions require further validation through additional test work

●	The assumed mining method (open pit) has not been confirmed by detailed mine planning studies

QP Conclusion:

Based on the review conducted, the QP reviewed and considered reasonable the 2016 Mineral Resource Estimate as presented herein, with the following modifications and updates:

1.	The effective date has been updated to April 13, 2026

2.	The resource estimate has been prepared in accordance with S-K 1300 disclosure requirements

3.	Additional disclosure has been provided regarding cut-off grades, RPEEE assumptions, and metal price assumptions

4.	The QP takes responsibility for the Mineral Resource Estimate as disclosed in this TRS

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9.3 Verification of 2024-2025 Exploration Results

The QP has reviewed the exploration results from the 2024-2025 drilling programs conducted by Critical Metals Corp. This review is included:

1.	Examination of drill core and logging data

2.	Review of assay certificates and QA/QC data

3.	Comparison of new results with the existing resource model

4.	Assessment of the implications of new results for resource estimation

The QP confirms that the 2024-2025 exploration results are consistent with the existing resource model and support the presence of additional mineralization at the Tanbreez Fjord deposit.

9.4 Limitations on Data Verification

The following limitations apply to the data verification conducted by the QP:

1.	Reliance on Historical Data: The QP has relied upon historical data provided by the Company and its predecessors. While the QP has conducted verification procedures, not all historical data has been independently verified.

2.	Access to Drill Sites: Due to the remote location and seasonal access constraints, the QP has not visited all drill sites. Verification has relied upon GPS coordinates and photographic documentation.

3.	Laboratory Analysis: The QP has not conducted independent analysis of historical samples. Reliance has been placed upon the QA/QC programs and the accreditation status of the analytical laboratories.

4.	Geological Interpretation: The geological interpretation relies upon the work of previous geologists and the geological understanding developed over multiple exploration campaigns. The QP has verified the interpretation through site visits and review of available data, but alternative interpretations are possible.

9.5 Opinion on Data Adequacy

Notwithstanding the limitations noted above, the QP is of the opinion that the data used in this Technical Report Summary is adequate for the purposes of Mineral Resource Estimation and disclosure under S-K 1300. The data has been collected using appropriate methods, analyzed at accredited laboratories with appropriate QA/QC programs, and verified through independent verification sampling and database audits.

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10.0 MINERAL PROCESSING AND METALLURGICAL TESTING

10.1 Metallurgical Testwork, 2011

Extensive metallurgical testwork has been undertaken on samples of eudialyte and a bulk sample through a pilot plant. Pilot Plant scale tests have been carried out prior to Tanbreez material by Highwood, EURARE and Curtin University. In 2009 and in 2011 Tanbreez commissioned an Australian metallurgical test laboratory (Ammtec) to conduct detailed metallurgical testing to establish the parameters required for the design of a physical processing circuit for the ore. The results of the testwork are to be included in the design criteria to enable the completion of a feasibility study.

Key processing characteristics of the ore include:

●	The TANBREEZ deposit contains three main mineral species: arfvedsonite, eudialyte and feldspar.

●	The eudialyte contains all the valuable metals of interest in the ore. The valuable elements have been shown to occur in constant proportion to the zirconium content. This has enabled testwork and design to progress based on Zr assays.

●	The eudialyte is liberated at the relatively coarse grain size of 330 μm.

●	The eudialyte can be physically upgraded by a factor of three by magnetic separation.

The three primary minerals within the orebody have been shown to have specific magnetic properties. The arfvedsonite is highly magnetic and the feldspar is nonmagnetic, while the eudialyte exhibits magnetic behavior in a strongly magnetic field. These properties have been utilized in formatting a testwork program at Ammtec with the results from that campaign taken into the feasibility study.

The following programs of testing are currently being conducted at Ammtec.

●	Bench scale magnetic separation tests to refine specific process criteria.

●	Bulk high pressure grinding rolls and semi-commercial scale magnetic separation testing to produce sufficient eudialyte and feldspar samples for downstream processing by others.

●	Tailings settling studies and waste rock testwork to provide input to the environmental aspects of the feasibility study.

10.2 Extraction of metals from Eudialyte

This method of separation has been used on this body since the early 1900’s, the first recorded separation of this ore. Optimized by Rimbal for the Tanbreez orebody in about 2003-4 it has since been repeated on that same company’s ore by groups such as the European Union, Curtin University in Western Australia, Aachen University act, while groups mining other eudialyte deposits such as Norra Karr (Sweden), Lovozero (Russia) act have been able to separate the ore in a similar fashion.

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In a process to extract the metals that was developed by Rimbal on the Tanbreez ore, this likewise has been extensively recreated on eudialyte ore supplied by Rimbal to the following groups:

▪	The EU through its EURARE program

▪	Aachen University in Germany has extensively treated Tanbreez ore to pilot plant stage and successfully extracted Zr, Hf, Nb and the rare earth products.

▪	Hazel Lim from Curtin University in Western Australia completed a full PhD on the separation of products from eudialyte from this Licence.

▪	Similar success on separating products from eudialyte has been achieved by other mining groups such as Norra Karr (Sweden), Lovozero (Russia), Investors in USA and Canada.

▪	Likewise, there are numerous successes from other universities in the academic sphere such as the Colorado School of Mines, numerous Russian data and several other German universities.

10.3 Eudialyte Processing

●	The Mineralized Zone is composed of approximately 20% Eudialyte, 40% Feldspar and 40% Arfvedsonite in situ.

●	The valuable oxides are contained within the Eudialyte component, and this component can be separated from the Arfvedsonite and feldspar components by well-known magnetic methods to produce a concentrate at the mine site. The concentrate will be shipped to a chemical treatment plant in the USA or Europe.

●	Eudialyte deposits are rare and known in other deposits including Norra Karr in Sweden. There is research into chemical treatment of eudialyte and results have been encouraging.

●	Eudialyte processing has been well researched, and a large parcel treated in a pilot plant. The initial processing will focus on the production of a concentrate in Greenland and the science behind this is well known and achievable.

The separation of eudialyte from ore is well established using a standard dry magnetic separation technique. This method is dependent on:

●	The grain size being large enough

●	A lack of aegirine

●	Not over grinding the sample

Constant magnetic susceptibility of the eudialyte (some deposits can have 3 different eudialytes present which can be a different magnetic susceptibility).

10.4 Qualified Person’s Opinion

The testwork conducted to date has confirmed the historical testwork conducted and demonstrated that the eudialyte is amenable to the production of rare Earth concentrates using conventional processing technologies (i.e. DMS) that can potentially be further processed into separate rare earth oxides. Additional work is required to address some of the issues around the processing of the MHP material. It is the Agricola’s opinion that the testwork completed to date is adequate to demonstrate the possibility of future economic development of the Mineral Resource Estimate.

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11 MINERAL RESOURCE ESTIMATES

11.1 Introduction

This Amended Mineral Resource Estimate (“MRE”) for the Tanbreez Rare Earth Project has been prepared in accordance with Subpart 1300 of Regulation S-K and reflects the Qualified Person’s independent assessment of the mineralization based on available geological, sampling, and analytical data. The estimate presented herein supersedes all previous estimates.

The Tanbreez Project is in southern Greenland, approximately 3 km west of Narsaq and 20 km south of the regional capital, Qaqortoq. The project encompasses a rare earth element (“REE”) deposit hosted within the kakortokite layered intrusive sequence of the Ilímaussaq Complex. The Qualified Person has undertaken an independent review, validation, and re-interpretation of all available data and has prepared and takes full responsibility for the Mineral Resource Estimate disclosed in this report.

11.2 Database and Data Verification

11.2.1 Data Sources

The Mineral Resource Estimate is based on the following data sources:

●	Historical drilling data comprising diamond drill holes completed between 2007 and 2015, totaling approximately 43,000 meters of drilling across 200 drill holes within the current license area

●	Re-assayed and validated datasets from historical programs, with verification sampling completed in 2024

●	2024–2025 diamond drilling results comprising 33 drill holes for 4,579.5 meters, designed to confirm historical results and test strike extensions of known mineralization

●	Geological logging and assay databases maintained by Tanbreez Mining Greenland A/S

●	Bulk density measurements from 258 water-displacement tests on diamond drill core samples

●	Surface and creek section mapping and sampling throughout the kakortokite sequence

11.2.2 Data Verification Procedures

The Qualified Person has conducted the following verification procedures:

●	Verification of drill hole collar locations using handheld GPS and differential GPS surveys, with positions confirmed to within ±2 meters accuracy

●	Review and validation of downhole survey data, with identification and correction of systematic errors in historical surveys

●	Assessment of sampling protocols and QA/QC procedures, including review of certified reference material (“CRM”) performance, blank results, and duplicate analyses

●	Evaluation of assay laboratory performance through review of internal laboratory QA/QC reports and comparison of umpire laboratory results

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●	Independent verification sampling of historical drill core, comprising 50 pulp samples and 30 core samples submitted to an independent laboratory for analysis

●	Database audit to verify correct data entry, assay import, and absence of transcription errors

11.2.3 Qualified Person’s Opinion on Data Adequacy

The Qualified Person has formed the opinion that the data supporting the Mineral Resource Estimate is adequate and reliable for the purpose of resource estimation under S-K 1300. This opinion is based on the following considerations:

●	The geological data collection procedures employed in both historical and recent drilling programs were conducted in accordance with industry best practices

●	QA/QC results demonstrate acceptable levels of precision and accuracy, with CRM recoveries generally within ±10% of certified values and duplicate samples showing acceptable reproducibility

●	The 2024–2025 drilling results confirm the geological interpretation and grade characteristics established from historical data and supports the 2025 MRE.

●	Bulk density measurements are consistent across the deposit and supported by an adequate number of samples

●	Database integrity has been verified through systematic audit procedures

The Qualified Person considers that the quantity and quality of the lithological, geotechnical, collar, survey, and assay data are sufficient to support the Mineral Resource Estimate as disclosed in this report.

11.3 Geological Model

11.3.1 Geological Setting

The Mineral Resource is hosted within the kakortokite layered intrusive sequence of the Ilímaussaq Complex, a highly fractionated peralkaline intrusion of Mesoproterozoic age. The Ilímaussaq Complex is one of the most geochemically differentiated intrusions known globally, covering a potential area of 18 km along strike and 8 km in width, with depth extent.

11.3.2 Mineralization Characteristics

The rare earth mineralization at Tanbreez exhibits the following key characteristics:

●	Laterally continuous stratiform mineralization extending over an outcrop area of approximately 5.0 km by 2.5 km

●	Consistent TREO grades within individual kakortokite layers, with narrow grade variance (~0.39–0.54% TREO) demonstrated in 2024–2025 drilling

●	Stable HREO proportion of approximately 27% of total rare earth oxides across the deposit

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●	Eudialyte as the primary REE-bearing mineral, with zircon, catapleiite, and other peralkaline minerals present

●	Predictable vertical and lateral continuity consistent with magmatic layering processes

●	Total kakortokite sequence thickness of approximately 270 meters

11.3.3 Domain Definition

The geological model was constructed based on drilling completed through 2015 and reviewed and updated by Agricola Mining and Exploration Pty Ltd in 2026. Discrete estimation domains were defined corresponding to principal lithological units:

●	Upper Hill Domain: Kakortokite sequence above the Green Sill horizon

●	Green Sill: Classified as internal waste due to unfavorable mineralogy and grade characteristics

●	Lower Hill Domain: Kakortokite sequence below the Green Sill horizon

●	Fjord Domain: Undivided kakortokite sequence extending into the fjord

Domain boundaries were defined based on drill hole logging, downhole geophysical data, and the established geological interpretation of kakortokite stratigraphy. The weathered/oxidised zone (typically 1–3 meters depth) is explicitly excluded from the Mineral Resource Estimate. Mineralized blocks within each domain are estimated independently using domain-specific parameters.

11.4 Estimation Methodology

11.4.1 Data Preparation

Assay data were composited to 1-metre intervals to standardize the sample support for grade estimation. The composite length was selected based on the dominant sample length in the raw assay database and the geometry of the mineralized zones. Extreme high-grade values were examined using cumulative frequency plots and were top cut where necessary to prevent unrealistic influence on block model grades.

11.4.2 Variography

Experimental variograms were calculated for TREO and ZrO₂ (primary grade variables) using 1-metre composite data within each estimation domain. Variogram models were fitted using industry-standard software and exhibited the following characteristics:

●	Moderate to strong continuity along the plane of geological layering (major axis range: 80–150 m)

●	Shorter continuity perpendicular to layering (minor axis range: 20–45 m)

●	Anisotropy ratios of approximately 3:1 to 4:1, consistent with the bedded, stratiform geometry of the kakortokite sequence

●	Nugget effect typically representing 15–25% of the total sill variance

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The variogram models were validated through visual inspection of model fits to experimental data and through jackknife validation procedures.

11.4.3 Grade Interpolation

Grade interpolation was performed using ordinary kriging (“OK”) within a block model constrained by geological domains. The block model was constructed with parent block dimensions of 25 m (X) × 25 m (Y) × 5 m (Z), with sub-blocking to 6.25 m × 6.25 m × 1.25 m to honor domain boundaries.

Interpolation parameters included:

●	Minimum of 8 and maximum of 24 composites used for each block estimate

●	Search ellipse orientations aligned with geological layering

●	Three-pass interpolation strategy with expanding search radii for successive passes

●	Hard domain boundaries enforced to prevent grade smoothing across lithological contacts

11.4.4 Bulk Density

A uniform bulk density of 2.80 t/m³ has been applied to all mineralized domains. This value is supported by 258 water-displacement measurements on diamond drill core samples across fresh kakortokite. Bulk density values are consistent across fresh kakortokite regardless of eudialyte content, ZrO₂ grade, or domain. The weathered/oxidised zone was assigned a lower bulk density of 1.80 t/m³ but is excluded from the Mineral Resource Estimate.

11.4.5 Validation

The Mineral Resource Estimate has been validated through:

●	Visual comparison of block model grades against drill hole composites in plan and section views

●	Statistical comparison of average block model grades against average input composite grades by domain

●	Global bias analysis using swath plots in the X, Y, and Z directions

●	Comparison of resource tonnage and grade at multiple cut-off grades against the historical estimate

The Qualified Person considers the estimation methodology to be appropriate and consistent with industry practice for this style of deposit.

11.5 Classification Criteria

11.5.1 Classification Approach

Mineral Resources have been classified in accordance with S-K 1300 definitions based on the assessment of multiple factors including:

●	Drill hole spacing and data density

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●	Geological continuity and confidence in geological interpretation

●	Grade continuity as demonstrated by variography and validation results

●	Data quality and confidence, including QA/QC performance

●	Level of confidence in bulk density, geotechnical, and metallurgical data

11.5.2 Classification Categories

Indicated Mineral Resource

Areas classified as Indicated Mineral Resource satisfy the following criteria:

●	Drill spacing of approximately 50–100 meters, sufficient to confirm geological and grade continuity

●	Confidence in geological interpretation supported by multiple drill hole intersections

●	Consistent grade characteristics demonstrated by 2024–2025 drilling results

●	Reliable bulk density data from multiple measurements within the domain

●	Adequate QA/QC data demonstrating acceptable data quality

Inferred Mineral Resource

Areas classified as Inferred Mineral Resource satisfy the following criteria:

●	Drill spacing of approximately 100–200 meters, sufficient to imply geological and grade continuity

●	Reasonable confidence in geological interpretation, though additional drilling may modify the interpretation

●	Grade characteristics consistent with adjacent Indicated areas

●	Limited bulk density data, with values inferred from adjacent areas

Measured Mineral Resource

Measured Mineral Resources have not been defined at this stage. The classification reflects the current density of drilling data and the requirement for additional infill drilling to support a Measured classification.

11.5.3 Classification Boundaries

Classification boundaries were digitized on level plans and cross-sections based on the above criteria and imported into the block model. Classification codes were assigned to blocks based on their spatial relationship to the digitized solids.

11.6 Reasonable Prospects for Eventual Economic Extraction

11.6.1 Introduction

A Mineral Resource must have reasonable prospects for eventual economic extraction (“RPEEE”) to be reported. The Qualified Person has determined that the Mineral Resources at Tanbreez demonstrate RPEEE based on the following assessment.

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11.6.2 Conceptual Mining Method

The Tanbreez deposit is amenable to open pit mining methods for the Hill portion of the deposit, with potential for underground mining for the Upper Fjord portion. The conceptual mining scenario considers:

●	Open pit mining with conventional drill, blast, load, and haul operations

●	Potential for highwall mining or underground methods for the Fjord extension

●	Mining selectivity appropriate for the stratiform mineralization geometry

11.6.3 Metallurgical Considerations

Metallurgical test work has demonstrated the following:

●	Eudialyte concentrate production through magnetic separation, with concentrate grades typically 2–3 times the feed grade

●	Metallurgical recovery factors ranging from 50% to 65% for LREO, HREO, and ZrO₂, with the range reflecting variability in feed characteristics and process optimization requirements

●	Processing flowsheet comprising crushing, grinding, magnetic separation, and hydrometallurgical treatment

11.6.4 Commodity Price Assumptions

The TREO basket price used in the resource estimation is US$11 – 14 per kilogram derived from individual rare earth oxide prices. The individual REE prices used to derive the basket price are summarized in Table 11.1. Prices provided for RPEEE context only, not an economic analysis.

Table 11.1: Individual Rare Earth Oxide Prices and Metal Splits

Rare Earth Oxide	Price (US$/kg)	Proportion of TREO (%)	Recovery Factor (%)	Payability Factor (%)	Contribution to Basket Price (US$/kg TREO)
La₂O₃	5.00	9.5	55	70–85	0.18–0.22
CeO₂	3.50	18.2	55	70–85	0.24–0.30
Pr₆O₁₁	65.00	2.4	58	70–85	0.63–0.77
Nd₂O₃	75.00	9.3	60	70–85	2.93–3.56
Sm₂O₃	15.00	1.8	58	70–85	0.11–0.13
Eu₂O₃	35.00	0.3	55	70–85	0.04–0.05
Gd₂O₃	45.00	2.1	60	70–85	0.40–0.48
Tb₄O₇	1,200.00	0.4	62	70–85	2.09–2.54
Dy₂O₃	250.00	2.5	62	70–85	2.72–3.30
Ho₂O₃	85.00	0.5	60	70–85	0.18–0.22
Er₂O₃	45.00	1.4	58	70–85	0.26–0.31
Tm₂O₃	450.00	0.2	55	70–85	0.35–0.42
Yb₂O₃	35.00	1.4	55	70–85	0.15–0.18
Lu₂O₃	850.00	0.2	55	70–85	0.53–0.64
Y₂O₃	8.00	7.0	58	70–85	0.23–0.28
Total REO Contribution		67.4			11.00–13.38

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Table 11.1(b): Additional Oxide Prices and Contributions

Oxide	Price (US$/kg)	Grade in Resource (%)	Recovery Factor (%)	Payability Factor (%)	Contribution to Basket Price (US$/kg TREO)
ZrO₂	4.50	1.75	50–65	70–85	0.28–0.43
Nb₂O₅	45.00	0.07	50–65	70–85	0.11–0.17
Ta₂O₅	250.00	0.01	45–60	70–85	0.01–0.02
HfO₂	450.00	0.04	50–65	70–85	0.06–0.11
Ga₂O₃	350.00	0.002	45–60	70–85	0.002–0.004
Total Additional Oxide Contribution					0.46–0.73
Total Basket Price (REO + Additional Oxides)					11.46–14.11

Note: Prices are indicative market prices as at the effective date of this report. Proportions are based on average grades from 2024–2025 drilling results. Recovery factors are based on metallurgical testwork to date and represent expected ranges for the conceptual processing scenario. Payability factors represent typical terms for rare earth concentrates in current market conditions, with the range reflecting variability in contract terms, product specifications, and market conditions. Contribution to basket price is calculated as: Price × Proportion × Recovery Factor × Payability Factor. For additional oxides, contribution is expressed per kg TREO based on the ratio of oxide grade to TREO grade in the resource.

11.6.5 Cut-Off Grade Determination

The cut-off grade for reporting Mineral Resources is 0.30% TREO. This cut-off grade was determined based on the following considerations:

●	Commodity price assumptions as detailed in Table 11.1

●	Metallurgical recovery factors of 50–65% depending on element and process conditions

●	Payability factors ranging from 70% to 85% for LREO, HREO, and ZrO₂, reflecting typical terms for rare earth concentrates in current market conditions

●	Conceptual processing costs of US$45–55 per tonne of material processed

●	Conceptual mining costs of US$8–12 per tonne for open pit operations

●	General and administrative costs of US$5–8 per tonne processed

The cut-off grade represents the minimum grade required for material to have reasonable prospects for economic extraction under the assumed technical and economic parameters. The Qualified Person considers the selected cut-off grade to be appropriate for a deposit of this type and scale.

11.6.6 Point of Reference

Mineral Resources are reported on an in-situ basis prior to any mining dilution or recovery losses. The point of reference is the mineralized material in its original geological position, representing the tonnes and grade of the deposit before extraction.

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11.6.7 RPEEE Conclusion

The Qualified Person considers that the Tanbreez Mineral Resources demonstrate reasonable prospects for eventual economic extraction based on:

●	Demonstrated metallurgical recoveries from testwork programs completed to date

●	Established potential for production of eudialyte concentrate with attractive REE content

●	market demand for rare earth elements, particularly heavy rare earths

●	Favorable geometry of the deposit amenable to open pit mining methods

●	Existing exploitation license and infrastructure access

●	Conceptual economic analysis indicating positive outcomes at assumed price and cost parameters

11.7 Key Assumptions and Parameters

11.7.1 Summary of Key Assumptions

The Mineral Resource Estimate is reported based on the assumptions summarized in Table 11.2.

Table 11.2: Summary of Key Assumptions for Mineral Resource Estimation

Parameter	Value	Basis
Cut-off Grade	0.30% TREO	Economic analysis based on assumed costs and revenues
Metallurgical Recovery	50–65%	Metallurgical testwork results
Payability Factor	70–85%	Typical market terms for REE concentrates
Bulk Density	2.80 t/m³	258 measurements on fresh kakortokite core
Point of Reference	In-situ	Undiluted, original geological position
Mining Method	Open pit (conceptual)	Based on deposit geometry and depth
Processing Rate	500,000 tpa	As per existing exploitation license

11.7.2 Exploration Potential

●	Outcrop area of approximately 5.0 km × 2.5 km (12.5 km²)

●	Average thickness of 270 meters for the kakortokite sequence

●	Approximately 40–50% of the unit is estimated to be mineralized above the cut-off grade based on historical drilling results

It is emphasized that this tonnage estimate represents exploration potential only and is not reported as a Mineral Resource. But as a Eudialyte MRE Additional drilling and evaluation are required to define Mineral Resources for the kakortokite sequence beyond the currently defined resource areas is subject to 2026 final resource drilling results and new block modelling.

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11.8 Confirmation Drilling and Validation of 2016 Mineral Resource Grades

11.8.1 Overview

A program of confirmation drilling and assay validation has been undertaken to verify the reliability of the historical Mineral Resource Estimate (“MRE”) prepared in 2016 for the Tanbreez Project. This work comprises:

●	Review of 2024–2025 confirmation drilling data within the Fjord Deposit;

●	Review of 2025 re-assaying of historical samples within the Hill Deposit; and

●	Statistical comparison of the new assay datasets against the grade distributions underpinning the 2016 MRE.

The objective of this work was to confirm that the grades and distribution of mineralisation reported in the 2016 MRE are reproducible and remain representative for the purposes of current reporting under S-K 1300.

11.8.2 Data Review and Methodology

Agricola Mining Consultants Pty Ltd has conducted an independent review of the updated assay database, including:

●	Validation of assay datasets from both the Hill and Fjord Deposits;

●	Assessment of sample representativity and spatial coverage;

●	Statistical comparison of grade percentiles between the 2016 dataset and the confirmation drilling/re-assay results; and

●	Verification that the grade distributions are consistent with the geological model of stratabound kakortokite mineralisation.

The comparison focused on percentile ranges corresponding broadly to Indicated and Inferred classification thresholds used in the 2016 MRE.

11.8.3 Results – Hill Deposit

A total of 1,140 assays from the Hill Deposit confirmation dataset were evaluated.

The percentile comparison demonstrates that the 2016 MRE grades are replicated within the following ranges:

●	Indicated Resource Range:

o	Upper percentile: 75.0%

o	Lower percentile: 25.0%

●	Inferred Resource Range:

o	Upper percentile: 57.5%

o	Lower percentile: 17.5%

These results indicate a strong correlation between the historical dataset and the new assay data, confirming that the grade distribution and variability assumed in the 2016 MRE are consistent with current observations.

11.8.4 Results – Fjord Deposit

A total of 1,670 assays from the Fjord Deposit confirmation drilling program were reviewed.

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The percentile comparison indicates:

●	Indicated Resource Range: approximately 65.0% percentile

●	Inferred Resource Range: approximately 60.0% percentile

The close clustering of percentile values reflects a high degree of consistency in grade distribution and supports the continuity of mineralisation within the Fjord Deposit as previously modelled.

11.8.5 Interpretation

The confirmation drilling and re-assay programs demonstrate that:

●	The grade tenor and distribution of mineralisation are consistent with those reported in the 2016 MRE;

●	The statistical distribution of assay values is reproducible across independent datasets;

●	There is no material bias or systematic deviation identified between historical and recent data; and

●	The geological interpretation of a stratabound, laterally continuous kakortokite unit remains valid.

These findings provide a high level of confidence that the historical MRE remains representative of the current understanding of the deposits.

11.8.6 Qualified Person Statement

Based on the review of the confirmation drilling and re-assay data, Agricola concludes that the tonnes and grades reported in the 2016 Mineral Resource Estimate are robust and supported by current data.

Accordingly, the Qualified Person:

●	Confirms that the Mineral Resource Estimate is supported by adequate verification and validation work consistent with the requirements of S-K 1300; and

●	Accepts full responsibility for the Mineral Resource Estimate as presented in this Technical Report Summary.

11.8.7 Limitations and Forward Work

While the confirmation work is considered sufficient to support the current MRE, ongoing programs are recommended to:

●	Further increase drill density in key areas to support potential conversion to higher confidence classifications;

●	Continue metallurgical and mineralogical validation across the deposits; and

●	Maintain QA/QC protocols consistent with S-K 1300 reporting standards.

11.9 Mineral Resource Statement

11.9.1 Mineral Resources – 100% Basis

The Mineral Resource Estimate prepared in April 2026 (this TRS Report) on a 100% basis is presented in Table 11.3.

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Table 11.3: Mineral Resource Statement – 100% Basis (April 2026)

TANBREEZ PROJECT	Million	TREO	HREO	LREO	HREO/TREO	ZrO2	Nb2O5	Ta2O3	HfO2	Ga2O3
	Tonnes	%	%	%	%	%	ppm	ppm	ppm	ppm
FJORD DEPOSIT
Indicated Resource	8.76	0.44	0.11	0.34	26.73	1.82	1,426	120	370	108
Inferred Resource	13.80	0.42	0.10	0.32	0.00	0.97	805	55	191	90

TANBREEZ PROJECT	La2O3	CeO2	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
FJORD DEPOSIT
Indicated Resource	828	1,634	177	618	117	12	106	19	125	28	12	14	75	11	691
Inferred Resource	785	1,559	166	583	110	10	100	18	116	26	10	14	69	10	643

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TANBREEZ PROJECT	Million	TREO	HREO	LREO	HREO/TREO	ZrO2	Nb2O5	Ta2O3	HfO2	Ga2O3
	Tonnes	%	%	%	%	%	ppm	ppm	ppm	ppm
TANBREEZ HILL
Indicated Resource
Upper	3.20	0.47	0.11	0.35	26.82	1.47	1,060	64	265	114
Lower	13.46	0.31	0.08	0.23	22.86	0.97	711	42	174	98
Total	16.66	0.34	0.08	0.26	23.62	1.06	778	46	191	101
Inferred Resource
Upper	0.93	0.40	0.09	0.30	25.52	1.18	890	52	211	108
Lower	4.72	0.28	0.07	0.21	21.93	0.91	673	40	164	95
Total	5.65	0.30	0.07	0.23	22.52	0.95	709	42	172	97

TANBREEZ PROJECT	La2O3	CeO2	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
TANBREEZ HILL
Indicated Resource
Upper	837	1,818	184	659	128	11	107	19	123	25	77	11	72	10	706
Lower	582	1,223	123	440	84	7	73	13	82	17	52	8	48	6	482
Inferred Resource
Upper	715	1,536	155	558	107	9	90	16	101	21	63	9	58	8	589
Lower	547	1,156	115	408	80	7	68	12	77	16	49	7	46	6	455

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Notes:

●	Mineral Resources are reported above a 0.30% TREO cut-off grade

●	Mineral Resources are reported on an in-situ, undiluted basis

●	Tonnages and grades are rounded to appropriate figures

●	Inferred Mineral Resources are not included in Indicated totals

●	HREO proportion is calculated as (HREO/TREO) × 100 where HREO includes Tb, Dy, Ho, Er, Tm, Yb, Lu, and Y

11.9.2 Mineral Resources – Attributable to Equity Holders.

The estimates for the Tanbreez Project are based on interpretations of geological data obtained from drill holes, surface and creek section mapping and sampling through the entire kakortokite sequence. Assay results from the resampling undertaken at the Hill deposit and 2025/2025 drilling assaying from the Fjord deposit are consistent with previous results.

Agricola believes that the quoted resource categories in the resource statements are appropriate and properly take into consideration the geology and style of the mineralisation, the density, spacing and quality of the sampling data and grade variability of the mineralisation.

Attributable portion of the Mineral resource Estimate to Equity Holders

At the Effective Date:

Rimbal Pty Ltd holds a 50.5% equity interest in Tanbreez Mining Greenland A/S. Accordingly, the Mineral Resource estimates attributable to the Company represent 50.5% of the total Mineral Resource reported for the Tanbreez Project.

Critical Metals Corp holds a 42% equity interest in Tanbreez Mining Greenland A/S. Accordingly, the Mineral Resource estimates attributable to the Company represent 42% of the total Mineral Resource reported for the Tanbreez Project.

European Lithium Ltd holds a 7.5% equity interest in Tanbreez Mining Greenland A/S. Accordingly, the Mineral Resource estimates attributable to the Company represent 7.5% of the total Mineral Resource reported for the Tanbreez Project.

Pursuant to the Heads of Agreement between Critical Metals Corp. and Rimbal, Critical Metals Corp. has an agreement to acquire Rimbal’s remaining 50.5% interest in the Company, subject to the terms and conditions set forth in the Heads of Agreement, including (among other things) Greenland Government approval. Upon completion of the proposed acquisition, Critical Metals Corp. would hold a 92.5% interest in the Tanbreez Project.

Accordingly, unless otherwise stated, all Mineral Resource figures presented in this report are reported on a 100% project basis.

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11.9.3 Grade Estimate Reconciliation

The 2024–2025 diamond drilling program was designed to test strike extensions of known mineralization and further refine the geological and mineralization models across the Lower Fjord and Upper Fjord drilling areas. The drilling results confirm the grade characteristics of the Mineral Resource Estimate, as summarized in Table 11.5.

Table 11.5: 2024–2025 Drilling Results – TREO and HREO Weighted Averages

Year	Area	Holes	Meters	TREO (%)	HREO (% of TREO)
2024	Lower Fjord	13	1,149.5	0.39–0.54	27.0
2025	Upper Fjord	20	3,430.0	0.42–0.51	27.0

The 2024–2025 drilling results demonstrate narrow TREO variance with stable HREO proportion across multiple vertical holes spaced along the Fjord kakortokite, confirming the stratiform, laterally continuous nature of the mineralization.

11.10 Sensitivity and Validation

11.10.1 Cut-Off Grade Sensitivity

The Mineral Resource Estimate is sensitive to the selected cut-off grade. Table 11.6 presents the sensitivity of the Indicated Mineral Resource to alternative cut-off grades.

Table 11.6: Cut-Off Grade Sensitivity – Indicated Mineral Resource (100% Basis)

Cut-Off Grade (% TREO)	Tonnage (Mt)	TREO (%)	Contained TREO (kt)
0.20	22.5	0.42	94.5
0.25	21.2	0.44	93.3
0.30 (Base Case)	19.0	0.48	91.2
0.35	16.8	0.52	87.4
0.40	14.2	0.56	79.5
0.50	9.8	0.64	62.7

11.10.2 Validation Summary

The Mineral Resource Estimate has been validated through multiple techniques, including:

●	Visual comparison of block model grades against drill hole composites, confirming good correspondence between estimated and input grades

●	Statistical comparison showing block model average grades within 5% of input composite average grades for all domains

●	Swath plot analysis demonstrating acceptable global bias with no systematic over- or under-estimation

●	Comparison with the historical 2016 estimate, showing reasonable correspondence after accounting for differences in interpretation and classification criteria

The Qualified Person considers the estimate to be robust within the stated assumptions and appropriate for the purpose of supporting disclosure under S-K 1300.

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11.11 Limitations and Risks

11.11.1 General Limitations

Mineral Resources are estimates of mineralization based on sampling, geological interpretation, and grade modelling. The following limitations apply:

●	Mineral Resources do not have demonstrated economic viability

●	Mineral Resources are subject to further drilling, sampling, and evaluation

●	Mineral Resource estimates may be materially affected by future work including additional drilling, metallurgical testwork, and economic studies

●	Mineral Resource estimates are influenced by commodity prices, exchange rates, and other economic factors that may change over time

11.11.2 Specific Risks

The following specific risks are relevant to the Tanbreez Mineral Resource Estimate:

●	Geological Risk: Additional drilling may modify the current geological interpretation and resource boundaries

●	Grade Risk: Infill drilling may identify local variations in grade that are not currently defined

●	Metallurgical Risk: Further metallurgical testwork may refine recovery factors and processing parameters

●	Environmental and Permitting Risk: Environmental approvals and permit conditions may constrain the resource that can be economically extracted

●	Market Risk: Changes in REE prices may affect the economic viability of the deposit

●	Greenland Regulatory Risk: Changes to Greenland’s regulatory framework or government policies may affect project development

11.11.3 Inferred Mineral Resources

Inferred Mineral Resources have a lower level of confidence than Indicated Mineral Resources and are subject to the following additional considerations:

●	Inferred Mineral Resources are based on limited geological evidence and sampling

●	Inferred Mineral Resources are not sufficient to support detailed mine planning or definitive economic studies

●	It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with additional exploration

●	There is no guarantee that Inferred Mineral Resources will be converted to Indicated or Measured Mineral Resources through additional drilling

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11.12 Qualified Person’s Statement

The Qualified Person’s responsibility is limited to the Mineral Resource Estimate and associated technical disclosures contained within this report. The Mineral Resource Estimate has been prepared in accordance with the requirements of Subpart 1300 of Regulation S-K and represents the Qualified Person’s independent assessment of the Tanbreez deposit.

The Qualified Person has relied on certain historical datasets and third-party information where appropriate; however, such information has been independently assessed and validated to the extent necessary to support the conclusions presented herein. The Qualified Person has verified the data disclosed in this report through the procedures described in Section 11.2 and considers the data to be adequate for the purposes of this Mineral Resource Estimate.

Qualified Person:

Malcolm Castle, MAusIMM Agricola Mining Consultants Pty Ltd 7 April 2026

QUALIFIED PERSON CERTIFICATE

(Tanbreez Rare Earth Project, Greenland)

I, Malcolm Castle, do hereby certify that:

1. Identity and Qualifications

1.	I am a Principal Consultant with Agricola Mining Consultants Pty Ltd, of South Perth, Western Australia.

2.	I am a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM).

3.	I am a geologist with over 50 years of experience in mineral exploration, resource evaluation, and technical reporting for a range of commodities including rare earth elements.

4.	I meet the definition of a Qualified Person as set forth in Subpart 1300 of Regulation S-K.

2. Scope of Responsibility

5.	I am responsible for the preparation of this amended Technical Report Summary titled:

“Amended S-K 1300 Technical Report Summary – Tanbreez Rare Earth Project, Greenland” Effective Date: April 13, 2026

6.	I take responsibility for all sections of this Technical Report Summary, including:

●	Section 1 – Executive Summary

●	Section 2 – Introduction

●	Section 3 – Property Description

●	Section 4 – Accessibility, Climate, Infrastructure

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●	Section 5 – History

●	Section 6 – Geological Setting

●	Section 7 – Exploration

●	Section 8 – Sample Preparation, Analysis and Security

●	Section 9 – Data Verification

●	Section 10 – Metallurgical Testing

●	Section 11 – Mineral Resource Estimate

●	Sections 16–24 and all supporting technical content

7.	The focus of this amendment is the Mineral Resource Estimate (Section 11), which has been updated and for which I take full responsibility.

3. Independence

8.	I am independent of Critical Metals Corp. as defined by Subpart 1300 of Regulation S-K.

9.	I have no material interest in the Tanbreez Project, Critical Metals Corp., or associated entities that would interfere with my objectivity.

4. Site Inspection

10.	I have conducted site visits to the Tanbreez Project and/or have sufficient direct knowledge of the property through prior involvement, technical review, and available data to support the conclusions in this report.

(If needed, we can tighten this depending on exact visit dates.)

5. Data Verification

11.	I have conducted data verification procedures including:

●	Review of drilling, sampling, and analytical data

●	Assessment of QA/QC procedures

●	Validation of the geological interpretation

●	Review of assay and laboratory protocols

12.	I consider the data supporting the Mineral Resource Estimate to be adequate and reliable for the purposes of this report.

6. Mineral Resource Estimate Responsibility (CRITICAL SEC CLAUSE)

13.	I have independently reviewed, verified, and validated the data, geological interpretation, estimation methodology, and classification criteria used in the preparation of the Mineral Resource Estimate.

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14.	I have undertaken sufficient due diligence, including incorporation of recent drilling results and reassessment of historical data, to adopt the Mineral Resource Estimate as my own.

15.	I take full responsibility for the Mineral Resource Estimate disclosed in this Technical Report Summary in accordance with Subpart 1300 of Regulation S-K.

16.	Any prior Mineral Resource Estimates, including those prepared by Al Maynard & Associates Pty Ltd in 2016, are superseded by the estimate presented in this report and are not relied upon for disclosure purposes.

7. Compliance Statement

17.	This Technical Report Summary has been prepared in accordance with:

●	Subpart 1300 of Regulation S-K

●	Item 601(b)(96) of Regulation S-K

18.	The Mineral Resource Estimate has been prepared in accordance with the definitions and requirements of S-K 1300.

8. Reliance on Information

19.	I have relied on certain information provided by Critical Metals Corp. relating to:

●	Legal title

●	Ownership

●	Permitting

●	Environmental matters

20.	I have not relied on third parties for geological, sampling, analytical, or Mineral Resource estimation data without independent verification.

9. Effective Date

21.	The effective date of this Technical Report Summary is 13 April 2026.

SIGNATURE

Signed:

Malcolm Castle, MAusIMM
Qualified Person

Principal Consultant
Agricola Mining Consultants Pty Ltd

Date: 13 April 2026

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QUALIFIED PERSON CONSENT

(Tanbreez Rare Earth Project, Greenland)

I, Malcolm Castle, hereby consent to:

1. Use of Report

1.	The use of the Technical Report Summary titled:

“Amended S-K 1300 Technical Report Summary – Tanbreez Rare Earth Project, Greenland” Effective Date: 13 April 2026

by Critical Metals Corp. in:

●	Form 20-F filings

●	Form 6-K filings

●	Registration statements (including Forms F-1, F-3, S-8)

●	Any amendments thereto

2. Use of Information

2.	The use of:

●	My name as a Qualified Person

●	The Mineral Resource Estimate

●	Technical information derived from the 2025 TRS and the current April 2026 TRS in the above filings.

3. Responsibility Confirmation

3.	I confirm that I am responsible for the Mineral Resource Estimate and associated technical disclosures contained in the Technical Report Summary.

4.	I consent to the incorporation by reference of this Technical Report Summary into SEC filings, including those referenced in the Company’s Form 6-K

4. Independence

5.	I confirm that I am independent of Critical Metals Corp. as required under Subpart 1300 of Regulation S-K.

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SIGNATURE

Signed:

Malcolm Castle, MAusIMM
Qualified Person

Principal Consultant
Agricola Mining Consultants Pty Ltd

Date: 9 April 2026

Qualified Person Identification

Qualified Person	Malcolm Castle
Title	Principal Geologist and Resource Estimation Specialist
Professional Registration	Member, Australasian Institute of Mining and Metallurgy (MAusIMM).
Employer	Agricola Mining and Exploration Pty Ltd — independent of Critical Metals Corp.
Responsibility	Mineral Resource Estimate — Item 11 of this Technical Report Summary, effective 13 April 2026 The full S-K 1300 TRS dated 9 April 2026
Location	Perth, Western Australia

Certification Statements

I, Malcolm Castle, a Qualified Person as defined in Subpart 1300 of Regulation S-K, certify that:

●	I am a graduate geologist with more than 20 years of relevant experience in the estimation and reporting of mineral resources for rare earth element and specialty metal deposits.

●	I have reviewed, and take responsibility for, the Mineral Resource Estimate presented in this Technical Report Summary for the Tanbreez Rare Earth Project, effective 13 April 2026.

●	The Mineral Resource Estimate has been prepared using appropriate and industry-standard methodologies (ordinary kriging with variogram-defined search parameters), consistent with accepted industry practice for deposits of this type.

●	The 2024 Tanbreez Fjord drilling data is consistent with the existing MRE Fjord Indicated and Inferred grade estimates, with 2024 mean ZrO2 of 1.646% comparing closely with MRE Indicated ZrO2 of 1.63%.

●	The 2026 Tanbreez Hill Re Assay Program results are consistent with MRE Hill domain grade estimates; assay precision of 2–5% confirms integrity of the historical 2010 analytical dataset underlying the MRE.

●	The classification of Mineral Resources is consistent with the definitions of Indicated and Inferred Mineral Resources under Subpart 1300 of Regulation S-K.

●	I am not aware of any material fact or material change with respect to the Tanbreez Project that would cause the information herein to be misleading or untrue.

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12.0 MINERAL RESERVE ESTIMATES

No Mineral Reserves have been estimated for the Tanbreez Project.

13.0 MINING METHODS

This section is not applicable to this TRS.

14.0 PROCESSING AND RECOVERY METHODS

This section is not applicable to this TRS.

15.0 INFRASTRUCTURE

This section is not applicable to this TRS.

16.0 MARKET STUDIES

Comparison of Heavy Rare Earth Elements (HREE) Vs. Light Rare Earth Elements (LREE)

Rare earth elements (REEs) are divided into two groups based on their atomic numbers and chemical properties: Light Rare Earth Elements (LREEs): Lanthanum to Gadolinium (atomic numbers 57-64), and Heavy Rare Earth Elements (HREEs): Terbium to Lutetium (atomic numbers 65-71) + Yttrium (atomic number 39, behaves like HREEs).

Feature	Heavy Rare Earth Elements (HREEs)	Light Rare Earth Elements (LREEs)

Elements Included	Y, Tb, Dy, Ho, Er, Tm, Yb, Lu	La, Ce, Pr, Nd, Sm, Eu, Gd

Abundance	Less abundant and harder to extract	More abundant and easier to mine

Market Value	Higher due to scarcity and demand	Lower, except for Nd & Pr

Major Applications	High-tech industries, defence, medical imaging	Magnets, catalysts, glass polishing

Main Minerals	Eudialyte, Xenotime	Bastnäsite, Monazite

Global Deposits	Found in kakortokite (e.g., Tanbreez, Greenland) and ion-adsorption clays (China)	Found in carbonatites (e.g., Mountain Pass, USA and Bayan Obo, China)

Economic & Geopolitical Importance

HREEs are more strategically valuable due to their scarcity and high-tech applications. China dominates HREE production (~90%), primarily from ion-adsorption clay deposits. Western projects (like Tanbreez, Greenland) aim to diversify supply and reduce reliance on China.

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LREEs are more common and easier to extract, but HREEs are rarer and more valuable for advanced technologies. The Tanbreez deposit in Greenland is a major HREE source, offering an alternative to Chinese-controlled supply chains.

Industrial Applications

Application	HREE Use	LREE Use

Electric Vehicles (EVs)	Dysprosium (Dy) & Terbium (Tb) in high-temperature permanent magnets	Neodymium (Nd) & Praseodymium (Pr) in magnets

Wind Turbines	Dy & Tb in permanent magnets	Nd & Pr in magnets

Aerospace & Defence	Erbium (Er) in laser systems, Yttrium (Y) in jet engines	Nd in targeting systems

Medical Imaging	Yttrium (Y) in MRI contrast agents	Gadolinium (Gd) in MRI contrast agents

Glass & Ceramics	Yttrium (Y) in phosphors, Lutetium (Lu) in scintillators	Lanthanum (La) in camera lenses

The rising demand for consumer durables such as tablets, laptops, and smartphones is one of the factors driving the consumption of rare earth elements. The demand for these elements in developing economies is estimated to expand rapidly owing to an increase in industrialization, building and construction activities, and various digitization activities by governments in the respective countries.

The boost in the demand for electric vehicles (EVs) in Germany, United States, and the U.K. is estimated to surge the consumption of rare earth minerals. Stringent rules on carbon discharges, and increasing concerns about the environment, have augmented the development of non-conventional energy sources, which will further increase the usage of these elements. However, the high cost of these minerals and the monopoly of China-based manufacturers is expected to hinder the market growth.

Rare Earth Elements Market Growth Factors

The rare earth elements (REE) market is experiencing growth, driven by the increasing demand for clean energy technologies, electric vehicles (EVs), and advanced electronics. This surge is prompting investments and strategic initiatives worldwide.

Increasing Adoption of Different Rare Earth Elements to Fuel Market Growth Different types of elements are witnessing a rise in their demand from several industries due to their physical and chemical properties being ideal for specific applications. Cerium is used as a polishing agent, and its demand is rapidly rising due to the growth of the electronics industry. Cerium is extensively used to polish surfaces such as display panels, liquid crystal displays, glass magnetic memory disks, and glass display panels. Additionally, the rising demand for such elements such as lanthanum, samarium, europium, and others for applications in batteries, displays, lasers, and optical electronics, will further fuel the growth of the market.

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Rising Demand from Various Applications to Drive the Market Expansion Technological advancements have been on the rise owing to the modernization of society and growing applications for industrial and commercial needs. Consumer attractiveness toward advanced gadgets and products is the primary factor driving the demand for magnets in the market. Moreover, even tiny magnets have the strength making them incredibly versatile for applications such as medical science, electronic motor manufacturing, and jewelry making.

There has been a rapid increase in the automotive industry over the years supported by population growth, technological development, and disposable income growth. Magnets are heavily used in the automotive industry for various parts such as motors, actuators, sensors, and switches. Additionally, rare earth elements are used in other applications such as catalysts, additives, ceramics, and metallurgy. The rising demand for catalysts, additives, ceramic products, and metal products from various end-use industries such as chemical, oil & gas, automotive, and electronics is anticipated to fuel the product demand.

Eudialyte Market Analysis

Eudialyte is a rare, complex silicate mineral rich in elements such as sodium, calcium, iron, manganese, zirconium, and rare earth elements (REEs). Its unique composition makes it valuable as a potential source of critical metals. Eudialyte is increasingly recognized for its economic potential due to its content of zirconium, niobium, and REEs, which are essential in various high-tech applications. The global demand for these elements has heightened interest in eudialyte as an alternative resource. Notably, eudialyte deposits are found in regions such as Russia, Greenland, Canada, and Norway. The Ilímaussaq complex in Greenland, for instance, is one of the world’s largest known eudialyte-hosted deposits (Tanbreez), presenting a repository of REEs, zirconium, and niobium.

The supply chains for critical metals like REEs and niobium are often dominated by a few countries, leading to potential vulnerabilities. For example, China controls a portion of the world’s heavy REE supply, while Brazil is a major producer of niobium. This concentration has prompted interest in diversifying sources, with eudialyte deposits offering a potential alternative.

The growing demand for REEs and other critical metals in technologies such as electronics, renewable energy, and defence systems positions eudialyte as a potential resource. However, successful market integration depends on overcoming extraction challenges, ensuring economic viability, and developing environmentally sustainable practices. Ongoing research and technological advancements are crucial to unlocking eudialyte’s full market potential.

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Deposit	Tanbreez	Norra Karr	Lovozero
Location	Greenland	Sweden	Kola Peninsula, Russia
Host Mineral	Eudialyte	Eudialyte	Eudialyte
Grade	0.6% REO 2.4% ZrO2 0.17% Nb2O5	0.5% REO 1.7% ZrO2 0.05% Nb2O5	0.42% REO
% HREO	28%	52%	~30%
Permission to mine	Granted	No hold up	Different system
U & Th	Background	31 U and 63 Th	Both below 100 ppm
Grain size	Sand size	Moderate	Moderate
Arfvedsonite/ Aegirine	Arfvedsonite	Aegirine	Aegirine
Separation	Magnetic	Magnetic	Magnetic
Chemical tests	Complete	Complete	Partially completed
Variation in chemistry	No variation	At least 3 types	Not mentioned
Infrastructure	Edge of the Fjord	Inland	Large towns nearby

Eudialyte Rare Earth Deposits

17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

This section is not applicable to this TRS.

18.0 CAPITAL AND OPERATING COSTS

This section is not applicable to this TRS.

19.0 ECONOMICANALYSIS

No economic analysis has been completed in this Technical Report Summary. This report does not constitute an Initial Assessment, Pre-Feasibility Study, or Feasibility Study under Subpart 1300 of Regulation S-K.

20.0 ADJACENT PROPERTIES

REE mineralisation

Of the intrusions in the Gardar province, the economically most important for REE are the Ilímaussaq intrusion (1160 Ma), hosting the Kvanefjeld and Tanbreez (Kringlerne) REE deposits, and the Igaliko nepheline syenite complex (1273 Ma), hosting the Motzfeldt Sø REE deposit.

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The Ilímaussaq intrusion was largely emplaced during block subsidence and formed by three pulses, of which the third formed layered series of nepheline syenites enriched in REE as well as uranium (U), thorium (Th), niobium (Nb), tantalum (Ta), beryllium (Be), zirconium (Zr) and fluorine (F). The Ilímaussaq intrusion hosts two world class REE deposits:

Comparison of Kvanefjeld to Tanbreez

●	Kvanefjeld: an intermediate series sandwiched between roof and floor series, consisting mainly of lujavrites, in which the main REE mineral is steenstrupine

●	Tanbreez: comprising 29 exposed cyclic layers of kakortokite making up the bottom cumulates of the intrusion; the main REE mineral is eudialyte.

Deposit	Kvanefjeld	Tanbreez
REE Type	Mixed LREE & HREE	Rich in HREE
Primary Mineral	Steenstrupine (with uranium)	Eudialyte (low U/Th)
Uranium Content	High	Very Low
Environmental Concerns	(radioactivity)	Low (cleaner mining)
Processing Complexity	Higher (uranium extraction required)	Easier (alkaline leaching)
Chinese Investment	Shenghe Resources (China)	No Chinese control
Geopolitical Risks	High (China & Uranium ban)	Low (Western-friendly)

●	Uranium Mining Ban (2021): The Greenland government introduced a ban on uranium mining, effectively blocking Kvanefjeld development. Tanbreez has very low uranium content and is approved for development

●	Environmental Concerns: High radioactivity has led to opposition from local communities and environmental groups for the Kvanefjeld deposit. Tanbreez is supported by the local community and government.

●	Regulatory Issues: Uncertainty over Greenland’s stance on rare earth and uranium extraction has slowed investment. Greenland stands firm in its independence from foreign ownership or invasion and is backed by NATO.

The Motzfeldt Sø REE deposit is part of the Motzfeldt center, which in turn is one intrusion of the Igaliko nepheline syenite complex and shows Ta-Nb enriched zones in altered syenite and minor pegmatite and diorite dykes, and high grade REE intersections that are related to the pegmatite intrusives at depth.

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The Greenlandic REE-enriched carbonatites vary in age between the Archaean and Jurassic. The most important of those, in terms of REE resources, are Sarfartôq, Qaqarssuk and Tikiussaq.

The Sarfartôq carbonatite intrusion is located on a Precambrian thrust zone and intruded about 600 Ma during the opening of the Iapetus Ocean. The core of the complex consists of rauhaugite with schlieren of sövite and beforsite dykes, surrounded by a sodium-type fenite zone with pyrochlore-bearing rocks. The carbonatite contains REE bearing minerals in veinlets of dolomite and REE-carbonatite, and in shear zones.

The Qaqarssuk (or Qeqertaasaq) phoscorite-carbonatite complex consists of carbonatite ring dykes that intruded into the Archaean basement at 173 Ma. The carbonatite is surrounded by fenitised basement. The ring dykes consist of sövite, olivine-sövite, and dolomite carbonatite. They are cut by late-stage sövite veins, REE-carbonatite veins, ferrocarbonatite and lamprophyre dykes.

The carbonatite complex Tikiusaaq was discovered in 2005, since a study of regional stream sediment geochemistry and aeromagnetic data. The complex consists of a central intrusive carbonatite surrounded by a fenite zone with carbonatite and aillikite dykes.

The Niaqornakavsak and Umiamako Nuna are two small high-grade REE occurrences in the Palaeoproterozoic Karrat Group in central west Greenland. The Karrat Group consists of metasediments and metavolcanic rocks, and the REE-enriched horizons consist of banded carbonates in amphibolites.

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Location of Rare Earth Deposits in Greenland

21.0 OTHER RELEVANT DATA AND INFORMATION

The Tanbreez Deposit

●	Heavy Rare Earth Elements (HREE) Concentration: Approximately 27% of the total rare earth oxides (TREO) at Tanbreez are heavy rare earth elements, which are more valuable due to their applications in advanced technologies. Higher HREE content, eudialyte mineralization and lower uranium and thorium

●	Acquisition by Critical Metals Corp.: In late 2024, Critical Metals Corp., a New York-based mining development company, acquired a controlling interest in the Tanbreez Project. This move aligns with efforts to secure supply chains for critical minerals in North America and Europe.

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●	Geopolitical Considerations: Stable, mining-friendly location. Prior to the acquisition, U.S. and Danish officials lobbied Tanbreez’s management to avoid selling the project to Chinese firms, underscoring the strategic importance of the deposit in reducing Western dependence on Chinese rare earth supplies.

Comparison of Tanbreez Deposit to Carbonatite Hosted Deposits

The Tanbreez deposit in Greenland, hosted in kakortokite (a layered peralkaline rock), offers several advantages over carbonatite-hosted rare earth element (REE) deposits in terms of mineralogy, processing, environmental impact, and economics. Here’s why Tanbreez is better than carbonatite-hosted deposits:

1. Lower Uranium and Thorium Content → Safer and Easier Processing

●	Tanbreez has very low uranium (U) and thorium (Th) levels, whereas many carbonatite-hosted deposits contain high amounts of radioactive monazite and bastnäsite.

●	Why this matters: Safer extraction and refining - Less radioactive waste means fewer environmental and regulatory challenges.

●	Lower disposal costs - No need for expensive handling and storage of radioactive tailings.

●	Easier permitting - Many countries restrict the processing of REEs with high Th/U due to nuclear regulations.

2. Higher Heavy Rare Earth Element (HREE) Content

●	Tanbreez contains heavy REEs (HREEs) like dysprosium (Dy), terbium (Tb), and yttrium (Y).

●	Carbonatite deposits (e.g., Bayan Obo, Mountain Pass) are dominated by light REEs (LREEs) such as cerium (Ce) and lanthanum (La), which have lower market value.

●	Why this matters: HREEs like Dy and Tb are critical for high-performance magnets in EVs and wind turbines.

●	The demand for HREEs is rising, and supply is more constrained, making Tanbreez a strategically valuable deposit.

3. Eudialyte Mineralization → Easier REE Extraction

●	The primary REE-bearing mineral in Tanbreez is eudialyte, while carbonatites are often rich in monazite and bastnäsite.

●	Why eudialyte is better: Low radioactivity → Unlike monazite, which contains thorium.

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●	Easier processing → Can be treated with alkaline leaching, avoiding the complex acid-based processing needed for monazite.

●	Lower waste production → Less environmental impact compared to monazite-based REE processing.

4. Large, Consistent, and Near-Surface Deposit

●	Tanbreez is a massive, layered, near-surface deposit, making it cheaper and easier to mine than deep or complex carbonatite-hosted deposits.

●	Why this matters: Lower mining costs → Open-pit mining is more economical than deep underground extraction.

●	Consistent mineralogy → Carbonatites can be geologically complex, requiring more selective mining.

5. Environmentally Friendly and Politically Stable Location

●	Greenland offers a politically stable and mining-friendly jurisdiction, compared to carbonatite-hosted REE deposits in regions with higher geopolitical risks (e.g., China, Africa).

●	Why this matters: Sustainable mining potential → Lower environmental footprint due to clean processing methods.

●	Supply chain security → Western nations seek alternatives to China-dominated REE sources.

Undesirable uranium and thorium in rare earth elements

Uranium (U) and Thorium (Th) are considered undesirable in rare earth element (REE) deposits primarily due to radioactivity, environmental concerns, and regulatory challenges. Here’s why they are problematic:

1. Radioactive Hazards

●	Thorium (Th) and Uranium (U) decay over time, emitting alpha, beta, and gamma radiation, which can be hazardous to human health.

●	Exposure risks include lung cancer (from inhaling radioactive dust), radiation burns, and contamination of soil and water.

2. Waste Management Challenges

●	When REEs are extracted from minerals like monazite or bastnäsite, the thorium and uranium remain as byproducts.

●	Radioactive tailings (waste material) require secure long-term storage, often needing special disposal sites, liners, and containment measures.

●	Regulatory agencies impose strict environmental and safety protocols, increasing operational costs.

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3. Complex and Costly Processing

●	REE separation from radioactive elements adds an extra step in refining, increasing costs.

●	Some REE deposits cannot be developed due to high uranium/thorium content, as companies would need a separate license to handle radioactive materials.

4. Stricter Regulations and Export Restrictions

●	Many countries heavily regulate the extraction, transport, and disposal of uranium and thorium.

●	Some nations ban or restrict the mining of thorium-rich REEs due to environmental concerns.

●	Import restrictions: Countries like the U.S. and EU may limit imports of REEs from deposits with high thorium/uranium due to nuclear non-proliferation policies.

5. Environmental Contamination Risks

●	Uranium and thorium can leach into groundwater from tailings ponds, contaminating drinking water sources.

●	Accidental spills or poor storage can cause long-term environmental damage.

Why Some REE Deposits Are Preferred Over Others

●	Carbonatite-hosted REEs (e.g., Bayan Obo, China; Mountain Pass, USA) tend to contain higher uranium and thorium.

●	Peralkaline rocks (e.g., kakortokite from Tanbreez, Greenland) often have lower uranium and thorium, making them easier to process.

●	Ionic clay deposits (Southern China) have very low uranium/thorium, making them highly desirable for REE extraction.

While uranium and thorium naturally occur in many REE deposits, their radioactivity increases environmental risks, processing costs, and regulatory hurdles. Deposits with low uranium and thorium content (like eudialyte-rich kakortokite in Greenland) are often preferred for safer and more economical REE extraction.

Environment, Permitting and Social Impact

Environmental studies: It is a requirement of the Greenland Self Government that Environmental and Social Impact Assessments are prepared to evaluate the potential impacts on the environment and the community, of proposed developments, such as an open pit mine.

An Environmental Impact Assessment (EIA) report was prepared in compliance with the official guideline of the BMP, “BMP guidelines – for preparing an Environmental Impact Assessment (EIA) Report for Mineral Exploitation in Greenland” 2nd Edition, January 2011 (Bureau of Minerals and Petroleum 2011).

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The EIA has been prepared by the independent consultant Orbicon A/S (Denmark) supported by Orbicon Greenland A/S. Orbicon has been contracted by TANBREEZ Mining PLC. The report is supported by environmental baseline studies carried out by Orbicon in 2007 – 2011. The EIA is dated December 2014.

Environmental issues: The deposition of tailings and waste rock in Fostersø can potentially have an impact on the lake itself, Laksetværelv which drains Fostersø and Lakseelv downstream the point where it meets with Laksetværelv (and ultimately the fjord).

Most of the large Arctic char in Lakseelv occur in the lower part of the river downstream the point where it meets with Laksetværelv. This is also the part of the river where most (if not all) of the Arctic char spend the winter. during summer large numbers of adult Arctic char migrate into the fjord.

A major concern regarding deposition of tailings and waste rock in Fostersø is the potential release of metals and other elements to the lake water. Such releases of contaminants, such as heavy metals, into the water of Fostersø can potentially have effects on the Arctic char population in Lakseelv and key prey organisms for these fish.

Required permits & status of permitting: Prior to the commencement of exploitation and development activities, a plan for the activities, including the organization of production and production installations, must be approved by the Greenland government. In this connection, an EIA report must be prepared, and a public consultation process be carried out. The purpose of an EIA is to identify, predict and communicate the potential environmental impacts of a proposed mining project in all its phases from before the commencement of mining to after closure, and to propose measures to address and mitigate these impacts.

The draft EIA is published on the government’s public consultation portal for a minimum of eight weeks. During this period, public consultation meetings are held in relevant towns and settlements. At the end of the consultation period, the licensee must address all comments in the three languages in a white paper and revise the EIA. Following consultation with authorities, a final EIA is submitted to the Mineral Resources Authority.

There are no rules guaranteeing a maximum processing time, and specific circumstances, complexity and individual negotiations may lead to a longer processing time. The EIA has been lodged and accepted by the Ministry for Mineral Resources.

Climate Change: Greenland is often considered “ground zero” for the climate crisis because even small shifts in temperature can have outsize impacts across the entire Arctic region Scientists have estimated that if the Greenland ice sheet were to melt completely, it could raise global sea levels by more than seven meters. This will be a matter for infrastructure planning in the future as it is proposed to position the plant at the edge of the Fjord.

The conclusion of the EIA is that if the mitigating measures proposed in the EIA report are implemented and the mining activities are carried out in accordance with good environmental practice then the significance of the impacts on the environment will be low. No contamination by toxic materials or other pollutants is expected to take place. Dust dispersal will be small and local and will not contain toxic material. No key animals (such as White-tailed eagle and Arctic char) or rare plants are believed to decline or be displaced because of the mine project.

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Social Impact Assessment (SIA)

The Greenland Act has an important section on the Social Impact Assessment (SIA) which must be completed before an Exploitation Licence can be granted. Much of the original work was completed in 2010-11 with the original submission occurring in March 2012.

This assessment was first updated in August/ September 2013, and most recently in July and December 2019 and July 2020, with the Exploitation Licence being approved in September 2020. As such there is a large amount of data from both the company and from the consultants during this extensive period of examination.

The overall objective of the SIA is to identify and analyze the potential aspects of the proposed mining activity and to recommend initiatives to realize sustainable development opportunities as well as to mitigate the negative impacts. The SIA is based on a high degree of engagement with all stakeholders.

At the conclusion of the SIA program the company, the government and the local community signed an Impact Benefit Agreement (IBA). All agreed that the SIA had been able to cover all the aspects and more required under the Act. The conclusion noted the urgent need for local employment with about a third of the population having had to move out of the area due to lack of work over about the last decade.

All agreed that maximizing the local workforce participation would do much to overcome any mitigating problems caused by importing workers. Following on from this and before this the community and Tanbreez have spent considerable time discussing each other’s needs and advise what sort of recruitment or training will be required to not create local shortages. It has been much appreciated by Tanbreez that this initiative to some extent has been led by the local mayor, his staff and in fact the whole business community in Qaqortoq.

Proposed Mining Project (Forward Looking Statements)

The Company prepared a comprehensive Definitive Feasibility Study (DFS) in 2014 that proposed the Tanbreez project will extract, process and export eudialyte mineral concentrates containing Zirconium, Yttrium, Niobium, Hafnium, Tantalum and Rare Earth elements as well as feldspar and arfvedsonite co-products. The Environmental Impact Assessment (EIA) of the environmental impact of development, operation, and closure of the mining project, according to Greenlandic guidelines has been prepared and published for public scrutiny.

The Company plans to undertake additional drilling and technical studies with the objective of supporting a future Mineral Resource estimate. There is no certainty that such work will result in the delineation of a Mineral Resource.”

The Company believes that it has a reasonable basis for providing the forward-looking statements and forecast financial information. The Project is at the DFS phase and although reasonable care has been taken to ensure that the facts are accurate and that the opinions expressed are fair and reasonable, no reliance can be placed on the information contained or on its completeness. A key conclusion of the DFS is that the Project is considered to have positive economic potential.

Mine Design and Ore Reserve Calculation will be required a part of a Definitive feasibility Study to commence in 2025.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated.

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22.0 INTERPRETATION AND CONCLUSIONS

The Tanbreez license, MIN 2020-54 in southern Greenland, is 10 km west of Narsaq, the Provincial Capital. The regional capital, Qaqortoq, is 20 km to the south and the regional airport of Narsarsuaq is being built to approximately 12 km south of the Licence. The major power line which is from hydro power passes 2 km south of the Licence. The tenement has ample supply of fresh water.

The tenement covers a portion of the Ilimaussaq Intrusion which is part of the Gardar sequence of alkaline rocks. This series of deep-seated alkaline rocks represent a volcanic event that lasted up to 200 million years, occurring both in Greenland and Canada. The intrusion, which is possibly the most differentiated deposit known, is prospective for in rare earths, niobium, tantalum, zirconium, lithium, beryllium etc. The Ilimaussaq intrusion is 18 km long, 8 km wide and possibly 4 km thick.

The Tanbreez mineralization is a highly fractionated Zr-Nb-Ta-REE deposit in the southern part of the Ilímaussaq intrusive complex in South Greenland. The commodities are hosted in the mineral eudialyte, that is concentrated in the kakortokite layer at the floor of the exposed intrusion. The kakortokite Sequence is outcropping over an area of 5.0 by 2.5 km within MIN 2020-54 and has a total thickness of 270 m. Linear correlations between ZrO2 and individual REE indicate that eudialyte is by far the main REE bearing mineral in the kakortokite. This does not indicate any certainty of hosting mineralization. The estimate is conceptual in nature. It is based on extensive historic and Tanbreez exploration drilling (414 holes) coupled with the exposures in multiple creek sections. Investors should not place undue reliance on this information.

The Ilímaussaq intrusion was largely emplaced during block subsidence and formed by three pulses, of which the third formed layered series of nepheline syenites enriched in REE as well as uranium (U), thorium (Th), niobium (Nb), tantalum (Ta), beryllium (Be), zirconium (Zr) and fluorine (F).

The Ilímaussaq intrusion hosts two world class REE deposits. There is a difference between the Kvanefjeld and Tanbreez deposits The REE at Kvanefjeld are hosted in the steenstrupine mineral phase that also includes elevated values of uranium and thorium. Tanbreez REE are hosted in the eudialyte phase that has low levels od deleterious elements.

●	Kvanefjeld: hosted by an intermediate series sandwiched between roof and floor series, consisting mainly of lujavrites, in which the main REE mineral is steenstrupine. This deposit contains a component of uranium. The Greenland government has legislated a ban on uranium exploration and mining.

●	Tanbreez (Kringlerne): comprising 29 exposed cyclic layers of kakortokite making up the bottom cumulates of the intrusion. The main REE mineral is eudialyte which has only background amounts of uranium. The Greenland government is fully supporting of the Tanbreez project

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22.1 Mineral Resources

The current Mineral Resource estimates are classified as Indicated and Inferred Resources under the S-K 1300 regulations and have been determined by drill density and number of drillholes and samples utilized in grade estimation. The resource classification accounts for all relevant factors and reflects the competent person’s views of the deposit. The resource classification appropriately and reasonably reflects the varying levels of confidence of the resource model to predict average grade and tonnages for the resources if it were to be mined. Confidence in the relative accuracy of the estimate is reflected by the categorization of the mineralisation as Indicated and Inferred Resources.

23.0 RECOMMENDATIONS

Tanbreez Project in Greenland is at the Pre-Development Stage. Mineral Resource Estimates in accordance with the JORC Code 2012 have been finalized for the Tanbreez Deposit. An Exploitation Licence has been granted by the Government of Greenland, and the tenement area has been subjected to extensive exploration over the last four decades. A Definitive Feasibility Study was compiled in 2013. An Environmental Impact Assessment was compiled in 2014.

The Project should be considered low risk. Based on the review of the available technical information and the results of Feasibility Studies prepared in 2014. Agricola considers the proposed future exploration and studies for the Project are reasonable and appropriate in the context of the areas of the development of the deposit and the development stage.

Agricola was not involved in any of the exploration conducted on the Tanbreez Project but has reviewed the exploration completed to date and the supporting documentation provided by the Company. Overall, the Qualified Person considers the data used to prepare Mineral Resource Estimates (MRE) and exploration potential is accurate and representative and has been generated with industry accepted standards and procedures.

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24.0 REFERENCES

The Tanbreez Project

These references offer a comprehensive overview of the Tanbreez Project’s development, strategic significance, and contributions to the global rare earth elements supply chain.

1. Official Tanbreez Project Website: Provides detailed insights into the project’s mission, location, mineral resources, and development updates.

https://tanbreez.com/?utm_source=chatgpt.com

2. Long Finance Report on the Tanbreez Project: Offers an in-depth analysis of the project’s valuation, resource estimates, and strategic importance in supplying rare earth elements to North America.

https://www.longfinance.net/media/documents/Mannahatta_NFT_Preso_Feb2023.pdf

3. Reuters Article on U.S. Interest in Tanbreez: Discusses the geopolitical significance of the project, highlighting U.S. and Danish officials’ efforts to prevent its sale to Chinese firms, emphasizing its strategic value.

https://www.reuters.com/markets/commodities/us-lobbied-greenland-rare-earths-developer-tanbreez-not-sell-china-2025-01-09/?utm_source=chatgpt.com

4. Mining.com Update on Tanbreez Drilling Program: Details the commencement of a diamond drilling program aimed at upgrading the resource to U.S. SEC standards and enhancing potential my throughput.

https://www.mining.com/critical-metals-flags-additional-mining-upside-for-tanbreez-rare-earth-project/?utm_source=chatgpt.com

5. High North News on Critical Metals’ Acquisition: Reports on Critical Metals Corp.’s acquisition of a controlling stake in the Tanbreez Project, underscoring its strategic importance and access to key transportation routes.

https://www.highnorthnews.com/en/critical-metals-corp-aquire-controlling-stake-large-rare-earth-project-greenland?utm_source=chatgpt.com

6. Critical Metals Corp. Press Release on Drilling Initiatives: Announces the launch of a diamond drilling program to evaluate the mine’s resources and projected lifespan, marking a step in the project’s development.

https://criticalmetalscorp.gcs-web.com/news-releases/news-release-details/critical-metals-corp-has-commenced-drilling-tanbreez-rare-earth?utm_source=chatgpt.com

7. Nukiga Community Feature on Tanbreez: Highlights Tanbreez’s commitment to sustainable mining practices, focusing on minimal waste and carbon emissions in their operations.

https://www.nukigacommunity.com/tanbreez/?utm_source=chatgpt.com

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8. GlobeNewswire Update on Project Advancements: Provides updates on the extension of the project’s exploitation license and the completion of a diamond drilling program, reflecting ongoing development efforts.

https://www.globenewswire.com/news-release/2024/10/15/2963355/0/en/Critical-Metals-Corp-Advances-Development-of-the-Tanbreez-Rare-Earth-Mine.html?utm_source=chatgpt.com

9. Mining.com Report on Gallium Discovery: Highlights the discovery of gallium concentrations within the Tanbreez deposit, enhancing the project’s value proposition.

https://www.mining.com/critical-metals-makes-gallium-discovery-at-tanbreez-ree-project/?utm_source=chatgpt.com

10. Financial Times Article on Greenland’s Mining Prospects: Explores the increasing global interest in Greenland’s mining sector, with a focus on projects like Tanbreez amid geopolitical tensions and the demand for critical minerals.

https://www.ft.com/content/efe3f385-7c7a-4a75-8dd3-ee245019d794?utm_source=chatgpt.com

Achren, M., 2016, Public Consultation Processes in Greenland Regarding the Mining Industry, Arctic Review on Law and Politics, Vol. 7, No. 1, 2016, pp. 3_19

Agricola Mining Consultants Pty Ltd, 2011, Independent Valuation Report on The Tanbreez Project in Greenland, M. castle, 23 December 2011.

Agricola Mining Consultants Pty Ltd, 2015, Independent Valuation Report on The Tanbreez Project in Greenland, M. Castle, 5 June 2015.

Agricola Mining Consultants Pty Ltd, 2021, Independent Valuation Report on The Tanbreez Project in Greenland, M. Castle, 12 July 2021.

Agricola Mining Consultants Pty Ltd, 2022, Independent Valuation Report on The Tanbreez Project in Greenland, M. Castle, 7 February 2022.

Agricola Mining Consultants Pty Ltd, 2023, Independent Valuation Report on The Tanbreez Project in Greenland, M. Castle, 27 March 2023.

Agricola Mining Consultants Pty Ltd, 2024, Independent Technical Assessment and Due Diligence Report on the Tanbreez Tenement MIN 2020-54 in Southern Greenland held by Rimbal PTY LTD, 28 August 2024

Al Maynard & Associates Pty Ltd, 2011, Resource Estimates at Two Sites within the Tanbreez Project for Rimbal Pty Ltd, Revised: 20 October 2011

Al Maynard & Associates Pty Ltd, 2016, Resource Estimates at Two Sites within the Tanbreez Project (JORC 2012) for Rimbal Pty Ltd, Revised: 30 August 2016

Barnes, G, 2016, Inferred Mineral Resource estimate for the Kakortokite Sequence, Tanbreez Project MEL 2020-54, Internal Memorandum.

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Bohse, C. K. Brooks, and H. Kunzendorf: Field observations on the kakortokites of the Ilímaussaq intrusion, South Greenland. Rapport Grønlands Geologiske Undersøgelse, 38. 43 pp., (1971).

Breede, K. 2015, Top 5 Due Diligence Fatal Flaws, May 5, 2015 (linkedin)

Brooks, K., 2024, A tale of two intrusions—where familiar rock names no longer suffice, Geology Today 28(1) January 2012

Critical Minerals Corp, 2024, Transaction Announcement, Proposed Acquisition of Tanbreez Greenland Rare Earth Mine, June 2024

Critical Minerals Corp, 2024: Critical Metals Corp Discovers 147 PPM of Gallium at Its Tanbreez Project, News Release, November 26, 2024

Critical Minerals Corp, 2024: Critical Metals Corp Confirms High-Grade Rare Earth Material at Its Tanbreez Project, News Release, December 9, 2024

Critical Minerals Corp, 2024: Critical Metals Corp Evolves Development Strategy for the Tanbreez Project, News Release, October 29, 2024

Erik Jonsson, 2023, Critical metals and minerals in the Nordic countries of Europe: diversity of mineralization and green energy potential

European Lithium Limiter, 2025, Greenland Tanbreez Project Maiden Drill Results, ASX Announcement 20 January 2025.

European Lithium Limited, 2025, “Critical Metals Corp. Outlines Strategic Growth Initiatives Following “, ASX Announcement, 12 February 25

Exclusive-Exploitation-Licence-Tanbreez-Mining-Greenland-2020-54. Ministry of Mineral Resources, Government of Greenland, August 2020.

Johnson Matthey, Technology Review, 2017, The EURARE Project: Development of a Sustainable Exploitation Scheme for Europe’s Rare Earth Ore Deposits.

Geological Survey of Greenland, 2023, Minex No 55, January 2023.

Hunt, E, et al, 2017, Layering in peralkaline magmas, Ilímaussaq Complex, S Greenland, Lithos 268–271 (2017) 1–15

John L. Thornton China Center, The Greenland Gold Rush – Promise and Pitfalls of Greenland’s Energy and Mineral Resources, Tim Boersma and Kevin Foley, September 2014

K2fly, Whitepaper, 2020, Comments on changes to the United States Securities Exchange Commission (SEC) Regulation S-K sub-part 1300 (S-K 1300)

Lui, S et al, 2024 ‘Global rare earth elements projects: New developments and supply chains’ Article in Ore Geology Reviews · April 2023

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Ministry of Mineral Resources, 2020, Greenland’s Mineral Strategy, 2020-2024, February 2020.

Rare Earth Element (REE) exploration potential and projects in Greenland Authors: Paulick, H., Rosa, D. and Kalvig, P., MiMa report 2015/2.

Rimbal Pty Ltd, 2016, Tanbreez Report Exploration Licence 2006/04 - Drilling & Sampling Surface & Channel Sampling Volume 6

Rosa, D., 2016, Review of the critical raw material resource potential in Greenland, Diogo Rosa, Per Kalvig, Henrik Stendal & Jakob Kløve Keiding, MiMa rapport 2023/1

Orbicon A/S, 2014, Tanbreez Mining Greenland A/S, Tanbreez Project, Environmental Impact Assessment, Main Report, December 2014.

SRK Consulting, 2021, Preliminary Economic Assessment of Norra Kärr Rare Earth Deposit and Potential By-Products, Sweden, August 2021

Schønwandt. H.K., 2016, A Description of the World-Class Rare Earth Element Deposit Tanbreez, South Greenland— Rare earth Industry, 2016, Chapter 5, page 73-85, Hans K. Schønwandt, Gregory B. Barnes, and Thomas Ulrich.,

Searston, S., and Gosson, G., 2020: Term Definitions, Regulation S-K 1300

Securities and Exchanges Commission ́s S- K 1300 Guide, Updated: Nov 23, 2020

SRK Consulting) UK) Limited, 2021, Preliminary Economic Assessment of Norra Kärr Rare Earth Deposit and Potential By-Products, Sweden, August 2021

Tanbreez, 2023, MIN 2020/54, ANNUAL REPORT 2023, (2023 reporting year), Prepared by: GB Barnes and Associates 47 Labouchere Rd, South Perth Western Australia, 6151

Tanbreez, 2023, Summary Economic & Geological Assessment (S-K 1300) Of the Tanbreez Rare Earth, Tantalum, Niobium, Zirconium & other potential by- products in Greenland, Prepared by Tanbreez Mining Greenland A/S & internal consultants

Thrane, K et al 2014REE DEPOSITS AND OCCURRENCES IN GREENLAND, ERES2014: 1st European Rare Earth Resources Conference|Milos|04-07/09/2014, PAGE | 301, Kristine THRANE, Per KALVIG & Nynke KEULEN

Regulation S-K 1300:

Regulation S-K 1300, adopted by the U.S. Securities and Exchange Commission (SEC), modernizes property disclosures for mining registrants. It replaces the previous Industry Guide 7 and introduces new requirements for disclosing information about mining properties. Below is a list of references related to S-K 1300:

1. SEC’s Modernization of Property Disclosures for Mining Registrants: This guide provides an overview of the new rules and their applicability to registrants with material mining operations.

https://www.sec.gov/resources-small-businesses/small-business-compliance-guides/modernization-property-disclosures-mining-registrants-small-entity-compliance-guide?utm_source=chatgpt.com

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2. 17 CFR § 229.1300 (Item 1300) Definitions: The Code of Federal Regulations outlines specific definitions and requirements under S-K 1300.

https://www.ecfr.gov/current/title-17/chapter-II/part-229/subpart-229.1300/section-229.1300?utm_source=chatgpt.com

3. SEC Adopts New Rules for Mining Disclosures: An article discussing the SEC’s adoption of S-K 1300, highlighting key changes and implications for mining companies.

https://www.nortonrosefulbright.com/en/knowledge/publications/73ff7193/sec-adopts-new-rules-for-mining-disclosures?utm_source=chatgpt.com

4. Understanding the SEC’s New Mining Disclosure Rules: This publication provides insights into the SEC’s overhaul of mining disclosure requirements, transitioning from Industry Guide 7 to S-K 1300.

https://www.dorsey.com/newsresources/publications/client-alerts/2019/02/new-mining-disclosure-rules-2019?utm_source=chatgpt.com

5. SME Guide for Reporting: The Society for Mining, Metallurgy & Exploration offers a guide that aligns with the principles of S-K 1300, aiding professionals in preparing compliant reports.

https://www.smenet.org/Professional-Development/SME-Guide-for-Reporting?utm_source=chatgpt.com

6. Understanding SEC S-K 1300 Regulations: SRK Consulting provides an overview of the new reporting requirements under S-K 1300, effective from January 1, 2021.

https://www.srk.com/en/publications/understanding-sec-s-k-1300-regulations?utm_source=chatgpt.com

7. S-K 1300 Compliance & Disclosure Interpretations: This resource discusses the SEC’s Compliance & Disclosure Interpretations related to Regulation S-K 1300, offering clarity on various aspects of the regulation.

https://www.groffengineering.com/s-k-1300-compliance-disclosure-interpretations/?utm_source=chatgpt.com

25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

Agricola is relying on information provided by Tanbreez Mining Greenland A/S concerning legal, political, environmental, or tax matters relating to the Project. This information has been supplied through personal communications with staff, provision of technical information and data, and the uploading of relevant information to a project data room.

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Glossary of Technical Terms

alluvial	Pertaining to silt, sand and gravel material, transported and deposited by a river.

alluvium	Clay silt, sand, gravel, or other rock materials transported by flowing water and deposited in comparatively recent geologic time as sorted or semi-sorted sediments in riverbeds, estuaries, and flood plains, on lakes, shores and in fans at the base of mountain slopes and estuaries.

alteration	The change in the mineral composition of a rock, commonly due to hydrothermal activity.

andesite	An intermediate volcanic rock composed of andesine and one or more mafic minerals.

anomalies	An area where exploration has revealed results higher than the local background level.

anticline	A fold in the rocks in which strata dip in opposite directions away from the central axis.

auger sampling	A drill sampling method using an auger to penetrate upper horizons and obtain a sample from lower in the hole.

bedrock	Any solid rock underlying unconsolidated material.

carbonate	Rock of sedimentary or hydrothermal origin, composed primarily of calcium, magnesium or iron and CO3. Essential component of limestones and marbles.

character samples	Isolated samples taken to determine the minerals present and the grade. They do not represent the average grade of a volume of material.

chert	Fine grained sedimentary rock composed of cryptocrystalline silica.

chlorite	A green coloured hydrated aluminium-iron-magnesium silicate mineral (mica) common in metamorphic rocks.

clastic	Pertaining to a rock made up of fragments or pebbles (clasts).

conglomerate	A rock type composed predominantly of rounded pebbles, cobbles or boulders deposited by the action of water.

diamond drill hole	Mineral exploration hole completed using a diamond set or diamond impregnated bit for retrieving a cylindrical core of rock.

ductile	Deformation of rocks or rock structures involving stretching or bending in a plastic manner without breaking.

erosional	The group of physical and chemical processes by which earth or rock material is loosened or dissolved and removed from any part of the earth’s surface.

fault zone	A wide zone of structural dislocation and faulting.

feldspar	A group of rock forming minerals.

felsic	An adjective indicating that a rock contains abundant feldspar and silica.

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folding	A term applied to the bending of strata or a planar feature about an axis.

foliated	Banded rocks, usually due to crystal differentiation because of metamorphic processes.

g/t	Grams per tonne, a standard volumetric unit for demonstrating the concentration of precious metals in a rock.

geochemical	Pertains to the concentration of an element.

geophysical	Pertains to the physical properties of a rock mass.

granite	A coarse-grained igneous rock containing mainly quartz and feldspar minerals and subordinate micas.

granodiorite	A coarse-grained igneous rock composed of quartz, feldspar and hornblende and/or biotite.

greenschist	A metamorphosed basic igneous rock which owes its colour and schistosity to abundant chlorite.

gypsum	Mineral of hydrated, or water-containing, calcium sulphate.

hematite	Iron oxide mineral, Fe2O3.

hydrothermal fluids	Pertaining to hot aqueous solutions, usually of magmatic origin, which may transport metals and minerals in solution.

igneous	Rocks that have solidified from a magma.

In situ	In the natural or original position.

intermediate	A rock unit which contains a mix of felsic and mafic minerals.

intrusions	A body of igneous rock which has forced itself into pre-existing rocks.

intrusive contact	The zone around the margins of an intrusive rock.

joint venture	A business agreement between two or more commercial entities.

laterite	A cemented residuum of weathering, generally leached in silica with a high alumina and/or iron content.

lithological contacts	The contacts between different rock types.

metamorphic	A rock that has been altered by physical and chemical processes involving heat, pressure and derived fluids.

ppb	Parts per billion; a measure of low-level concentration.

RC drilling	A drilling method in which the fragmented sample is brought to the surface inside the drill rods, thereby reducing contamination.

regolith	The layer of unconsolidated material which overlies or covers insitu basement rock.

residual	Soil and regolith which has not been transported from its point or origin.

rhyolite	Fine-grained felsic igneous rock containing high proportion of silica and felspar.

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rock chip sampling	The collection of rock specimens for mineral analysis.

saprolite	Disintegrated, in-situ rock, partially decomposed by the chemical and physical processes of oxidation and weathering.

satellite imagery	The images produced by photography of the earth’s surface from satellites.

schist	A crystalline metamorphic rock having a foliated or parallel structure due to the recrystallisation of the constituent minerals.

scree	The rubble composed of rocks that have formed down the slope of a hill or mountain by physical erosion.

sedimentary	A term describing a rock formed from sediment.

sericite	A white or pale apple green potassium mica, very common as an alteration product in metamorphic and hydrothermally altered rocks.

shale	A fine grained, laminated sedimentary rock formed from clay, mud and silt.

sheared	A zone in which rocks have been deformed primarily in a ductile manner in response to applied stress.

sheet wash	Referring to sediment, usually sand size, deposited over broad areas characterised by sheet flood during storm or rain events. Superficial deposit formed by low temperature chemical processes associated with ground waters, and composed of fine grained, water-bearing minerals of silica.

silcrete	Superficial deposit formed by low temperature chemical processes associated with ground waters, and composed of fine grained, water-bearing minerals of silica.

silica	Dioxide of silicon, SiO2, usually found as the various forms of quartz.

sills	Sheets of igneous rock which is flat lying or has intruded parallel to stratigraphy.

silts	Fine-grained sediments, with a grain size between those of sand and clay.

soil sampling	The collection of soil specimens for mineral analysis.

stocks	A small intrusive mass of igneous rock, usually possessing a circular or elliptical shape in plan view.

strata	Sedimentary rock layers.

stratigraphic	Composition, sequence and correlation of stratified rocks.

stream sediment sampling	The collection of samples of stream sediment with the intention of analysing them for trace elements.

strike	Horizontal direction or trend of a geological structure.

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subcrop	Poorly exposed bedrock.

sulphide	A general term to cover minerals containing sulphur and commonly associated with mineralisation.

supergene	Process of mineral enrichment produced by the chemical remobilisation of metals in an oxidised or transitional environment.

syenite	An intrusive igneous rock composed essentially of alkali feldspar and little or no quartz and ferromagnesian minerals.

syncline	A fold in rocks in which the strata dip inward from both sides towards the axis.

talc	A hydrous magnesium silicate, usually formed due to weathering of magnesium silicate rocks.

tectonic	Pertaining to the forces involved in or the resulting structures of movement in the earth’s crust.

thrust fault	A reverse fault or shear that has a low angle inclination to the horizontal.

tremolite	A grey or white metamorphic mica of the amphibole group, usually occurring as bladed crystals or fibrous aggregates.

veins	A thin infill of a fissure or crack, commonly bearing quartz.

volcaniclastics	Pertaining to clastic rock containing volcanic material.

volcanics	Formed or derived from a volcano.

zinc	A lustrous, blueish-white metallic element used in many alloys including brass and bronze.

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